

# Relationships

THE FOUNDATION FOR A BETTER BRAND OF BANKING.

WILSON
Bank & Trust
*Community Financial Centers*

2009 ANNUAL REPORT

# MISSION STATEMENT

The mission of Wilson Bank Holding Company is to maximize its sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

The company will offer banking services to meet the needs of the community it serves while assuring equal access to credit for everyone. The management and staff of the bank are to operate the bank in a sound manner to provide a proper return on assets. Great things happen when management, employees and directors work together as a team.


WILSON
Bank & Trust

Why are relationships important at Wilson Bank & Trust? Our mission depends on them. Strong bonds at all levels are a necessity if we are to provide high-quality service to our customers; meet the needs of the communities we serve; treat our employees fairly; be accessible to everyone; and simply be a responsible business.

We're thankful for the many relationship opportunities that come about because we offer comprehensive financial services to people of all ages and backgrounds in a friendly, professional manner.



*Given WB&T's ability to meet a variety of financial needs, banking can be a family affair for customers like the Mochries.*



*Gene and Lailia Jordan have found a relationship with WB&T offers special opportunities for senior adults to enjoy travel and make new friends.*

*Special thanks to these additional customers who appear on the cover: Jimmy Crawford, Wynona Harwell, Kim Hendrick*

# Relationships

THE FOUNDATION FOR A BETTER BRAND OF BANKING.

Beginning on page five, take a closer look at the actions we take to establish successful relationships and help them grow over time.



*Lake and Caroline Hendrick and Luke and Kolbe Johnson are part of a new generation of WB&T customers that can use programs like In-School Banking to learn money skills at an early age.*



*Strong banking and personal relationships with WB&T have paid off for business customers like Jerry Young, Jr., and Ken and Kenny Scott.*



*After using electronic products that make banking simple for students like Lauren LaFevers and Mallory Cook, young adults often find that WB&T is the best place to establish a banking home for the long term.*

# 2009 ANNUAL REPORT

*Table Of Contents*




For more information:
Wilson Bank & Trust
623 West Main Street
Lebanon, Tennessee 37087
(615) 444-BANK (2265)

# BOARD OF DIRECTORS



**Standing from left:** James Anthony Patton, Jack Bell, Jimmy Comer, Jerry Franklin, Mackey Bentley, John R. Trice, John Freeman

**Seated from left:** Harold Patton, Elmer Richerson, Randall Clemons, Charles Bell, Bob VanHooser

**Charles Bell**
Horn Springs Angus Farm

**Jack Bell**
Jack W. Bell Builders, Inc.

**Mackey Bentley**
Bentley's Air Conditioning, Inc.

**Randall Clemons**
President/CEO — Wilson Bank Holding Company
Chairman/CEO —Wilson Bank & Trust

**Jimmy Comer**
Comerica Enterprises
Chairman — Wilson Bank Holding Company

**Jerry Franklin**
Retired Businessman

**John Freeman**
Retired Businessman

**Harold Patton**
Retired Businessman

**James Anthony Patton**
Mid Tenn Technologies

**Elmer Richerson**
Executive Vice President — Wilson Bank Holding Company
President — Wilson Bank & Trust

**John R. Trice**
Businessman/Farmer

**Bob VanHooser**
Retired Banker

# EXECUTIVE MANAGEMENT TEAM



**Standing from left:** Clark Oakley, Senior Vice President/East Region; John Goodman, Senior Vice President/West Region; Barry Buckley, Senior Vice President/South Region; Ralph Mallicoat, Senior Vice President/Senior Credit Officer; Ken Dill, Senior Vice President/Commercial Loan Officer; Christy Norton, Senior Vice President/Operations; Larry Squires, Senior Vice President/Certified Financial Planner™ & Raymond James Branch Manager

**Seated from left:** Gary Whitaker, Executive Vice President/Senior Lender; Elmer Richerson, President; Randall Clemons, Chairman/CEO; Lisa Pominiski, Senior Vice President/CFO; John McDearman, Executive Vice President/Central Region

WILSON
Bank & Trust

*Community Financial Centers*

# To Our Shareholders



In 2009 our nation experienced the continuation of difficult economic times and we saw the effects that impacted banks throughout the country. The impact to Wilson Bank & Trust has been lessened by our history of conservative banking practices, continued strong earnings and capital. As a result of this, our bank did not take TARP funds from the U. S. Treasury which we believe gave us a competitive advantage in 2009.

The total assets of the 23 offices of Wilson Bank & Trust totaled $1.464 billion as of December 31, 2009. This represented a $58 million growth for the year and a $412 million growth during the last four years. The year 2009 brought record earnings of $11.567 million which was a $169,000 increase over the prior year. We are very pleased to be able to report this increase in earnings during our present economic times. In the past year, we saw our FDIC insurance premiums rise by $1.6 million, and even with that and an increase in our loan loss provision of $1.1 million over 2008 levels, we still increased our earnings.

Our earnings per share diluted increased by $.01 over 2008 levels, book value increased by $1.19 from December 31, 2008, and we paid 38.04% of earnings in dividends. The market value of your stock increased by $2.00 per share while having a return on equity of 8.60 percent.

We have continued to be conservative in any expansion plans, which has proven to be very positive as all of our 23 offices are profitable. During 2009, we had a very unique opportunity to open our 23rd office at McKendree Village in Hermitage with a very small capital expenditure which demonstrated to be a very wise decision. Our plans are to begin our 24th office at Providence Place in Mt. Juliet as soon as we determine the right time economically.

As we look to 2010, we have developed a very obtainable budget and are very excited about future opportunities. Over the past twenty-two years our business has grown due to the relationships we have developed in each market we serve. As a result, the theme of our 2009 Annual Report is "*Relationships the Foundation for a Better Brand of Banking.*"

Sincerely,

Randall Clemons

**Randall Clemons**
President/CEO
Wilson Bank Holding Company
Chairman/CEO— Wilson Bank & Trust

Elmer Richerson

**Elmer Richerson**
Executive Vice President
Wilson Bank Holding Company
President— Wilson Bank & Trust

# Relationships

## THE FOUNDATION FOR A BETTER BRAND OF BANKING.





At Wilson Bank & Trust Community Financial Centers, we're glad to say that *banking is still a people business*. And while our relationships continue to take new forms, and are being built and strengthened in new and different ways, they still serve as a cornerstone for success in community banking.

We place a strong emphasis on our relationships with everyone who has dealings with our bank, from customers and investors to community leaders and suppliers. Over the years, we've developed strong bonds with many of these friends, neighbors and associates. If you've been around the bank for a significant time, you probably know something about the closeness of each group mentioned in the following pages. And we think you'll agree that these relationships are among the biggest reasons for our ongoing success.

As a shareholder, your place in the WB&T family is an important one. The directors and executives of Wilson Bank & Trust are honored that you've chosen to share— and have a stake in — our experiences as an organization. Through continued hard work and responsible decision making, you can count on us to keep honoring that commitment.



That's what good relationships are all about.

# *Relationships*

THE FOUNDATION FOR A BETTER BRAND OF BANKING.






FUTURE HOME OF
WILSON
BANK & TRUST
HOME OWNED · HOME OPERATED

*A strong response from many of WB&T's initial shareholders, like those pictured above, helped the bank get its start in a modest two-bedroom house with a small group of original employees.*

*Being a cornerstone of neighborly service* made Wilson Bank & Trust a unique organization from its inception. In late 1986, a group of local businesspeople saw a need for a hometown financial institution in Lebanon following the sale of two major independent banks in the area. After devising a business philosophy and an organizational plan, the group sold its first share of stock on February 1, 1987. By May 11, overwhelming support allowed WB&T to open its doors for the first time in a small two-bedroom house on the former campus of Castle Heights Military Academy.

Then and now, the bank promised to offer personal, professional banking in a hometown setting. We still guarantee the same friendly service you'd expect from a local business that really knows its customers— and we are able to offer the same benefits in six counties across Middle Tennessee.

# *Relationships*

THE FOUNDATION FOR A BETTER BRAND OF BANKING.







The best business strategies and products mean nothing without the lifeblood of our locally-based, independent bank: the people who trust us to be good stewards of their money. And because each individual is so important, the fulfillment of financial duties for our patrons is only part of the equation. *Knowing our customers personally and making folks feel at home* are fundamental to doing business at every one of our 23 locations.

Our philosophy of putting the customer first and treating them with courtesy and respect doesn't just make good business sense— it's also something we genuinely believe in doing, and extending extra kindness is returned to us many times over in the loyalty of our friends and neighbors.


Date April 17, 2009
Pay to the Order of American Cancer Society $2,500.00
Two Thousand Five Hundred
WILSON
Bank & Trust





Being an integral part of the neighborhood has always been part of the culture at Wilson Bank & Trust. By *staying involved and giving back*, we've built a strong reputation for going above and beyond when it comes to community.

While significant time, work and resources may be required at times to help local schools, provide donations and sponsorships, participate in special activities and support charitable causes as much as we do, these efforts are more than worthwhile. We're glad for every opportunity we have to show we care about the places where we live and work, and that's something our neighbors appreciate.






Taste of Wilson County

*Bringing people together* for fun and fellowship is a bank-wide specialty at our community financial centers. Staff members at all offices have frequent opportunities to spend extra time with customers at all sorts of local gatherings, including local signature events that we host ourselves.

From family fun days and open house events to Oktoberfest and county fairs, we enjoy taking the time to connect with our customers outside of normal working hours. And we take pride in the more complete relationships that develop because of these efforts.

# Relationships

THE FOUNDATION FOR A BETTER BRAND OF BANKING.



Over the years, we've witnessed time and time again how much can be accomplished by *working together as a team.* Top to bottom, having employees that believe in one another and fulfill their individual roles pays tremendous dividends. Experience, expertise and commitment in key leadership positions lead to sound decision-making throughout our organization, and our bank-wide commitment to excellence in service gives our staff something to work toward each day.

We are blessed to employ a team of individuals who are inspired to make a real difference, not only by going the extra mile for customers, but also by giving of themselves to help charities and their communities.


WILSON
Bank & Trust
McKendree
Village


DONELSON
HERMITAGE
CHAMBER


ATM

While every community is different, *growing our family* of offices and employees is one of the advantages provided by our stability and success. Wilson Bank & Trust has been met with a warm reception and strong support each time we expand our unique brand of banking to a new area. In October 2009, our newest office opened at McKendree Village in Hermitage, and spring 2009 saw the addition of a drive-through ATM at Tennessee Boulevard in Lebanon.

As a result of effective planning and prolonged success, capital is available to support additional growth as our bank moves forward. The next expansion on the horizon is a new office at Providence in Mt. Juliet, which is expected to open within the next few years.




WILSON
Bank & Trust
-School
Banking
MEMBER FDIC



With products and programs designed for customers young, old and in between, we're *spanning the generations* when it comes to service.

Senior adults who are part of our Solid Gold Club can enjoy travel, events and special rates. Elementary-age students at more than 40 area schools have the opportunity to add to their savings and learn about financial responsibility by participating in the WB&T School Bank program. And as the technologically-savvy customer base increases, our online and computer-based offerings continue to grow each year, benefitting the environment as well as making things more convenient in a fast-paced world.


WILSON
Bank & Trust

When it comes down to it, the strength of our bank depends greatly on the strength of our relationships— relationships with customers, neighbors, shareholders, employees, suppliers and the communities we serve. To keep our bank strong and continue our successful formula, we're devoted to *building on our relationships and helping them grow.*



We're also beginning new relationships every day.



# COMMUNITY FINANCIAL CENTERS



WILSON

**Main Office**
623 West Main Street
Lebanon, TN 37087
444-2265

**Baddour Office**
1444 Baddour Parkway
Lebanon, TN 37087
444-7560

**Tennessee Boulevard Office**
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

**Super Banking Center**
Wal-Mart Supercenter
615 South Cumberland
Lebanon, TN 37087
443-6293

**Castle Heights Avenue North Office**
1130 Castle Heights Avenue North
Lebanon, TN 37087
443-0492

**Watertown Office**
402 Public Square
Watertown, TN 37184
237-3302

**Gladeville Office**
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

**Mt. Juliet Office**
1476 North Mt. Juliet Road
Mt. Juliet, TN 37122
754-0600

**Hwy. 70-Mt. Juliet Office**
11835 Lebanon Road
Mt. Juliet, TN 37122
773-7841

**Leeville-Hwy. 109 Office**
440 Highway 109 North
Lebanon, TN 37090
453-1086

**Mortgage Center**
1436 West Main Street
Lebanon, TN 37087
444-2824



DAVIDSON

**Hermitage Office**
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

**Donelson Office**
217 Donelson Pike
Donelson, TN 37124
232-5925

**McKendree Village Office**
4343 Lebanon Road, Suite 116
Hermitage, TN 37076
871-8550

RUTHERFORD

**Jackson Heights Office**
802 N. W. Broad Street
Murfreesboro, TN 37129
867-7777

**Memorial Boulevard Office**
3110 Memorial Boulevard
Murfreesboro, TN 37129
904-6350

**South Church Street Office**
2640 South Church Street
Murfreesboro, TN 37127
904-6330

**Smyrna Office**
210 Commerce Drive
Smyrna, TN 37167
904-6300



**Hartsville Office**
127 McMurry Boulevard
Hartsville, TN 37074
374-4133



**Smithville Office**
576 West Broad Street
Smithville, TN 37166
597-4663

**Alexandria Office**
306 Brush Creek Road
Alexandria, TN 37012
529-4663

**Auburntown ATM**
508 Poplar Bluff East
Auburntown, TN 37016



**Carthage Office**
1300 Main Street North
Carthage, TN 37030
735-3990

**Gordonsville Office**
7 New Middleton Highway
Gordonsville, TN 38563
683-3990


TROUSDALE
Hartsville
Community Bank of Smith County Carthage
SMITH
Baddour Pkwy.
Castle Hts. Av. N.
Main
Mt. Juliet
Mortgage Center
TN. Blvd.
Hermitage
Donelson
McKendree Village
Hwy. 70 Mt. Juliet
Leeville 109
Super Banking Center
Community Bank of Gordonsville
DAVIDSON
WILSON
Gladeville
Watertown
Alexandria
DEKALB
Smyrna
Memorial Blvd.
DeKalb Community Bank Smithville
Jackson Heights
Auburntown
RUTHERFORD
CANNON
South Church St.

**Full Service Saturday Banking**

Internet Office
www.wilsonbank.com

WILSON Bank & Trust — *Community Financial Centers* — TROUSDALE Bank & Trust — DeKalb Community Bank — Community Bank of Smith County

Offices of Wilson Bank & Trust Lebanon, TN

# COMMUNITY BOARDS & COUNCILS

## WILSON Bank & Trust

**COMMUNITY COUNCIL**

**Lebanon**
David Brooks
Sandy Bumbalough
Anna-Lee Cockrill
DeAnna Dodd
Joanna Hellum
Jamie Johnson
Bobby Naylor
Ron Nowling
Nick Painter
Jnae Partlow
Lee Pettross
Adrian Qualls
Dr. Sharon Roberts
Heath Thorne
Steve Wilson

**Watertown**
Brenda Allison
Lisa Chesley
Edsel Floyd
Lounita Howard
Gerald Lamberson
Michael Summers

**Gladeville**
Tom Davis
William Denny
Tim Gentry
David Liddle
Gene S. Jones
Johnnie G. Ricketts
Glenn Segroves
Carole Towns
Cathy York

**Mt. Juliet**
Dennis Buchanan
Carolyn Eakes
Dell Gibson
Chuck Groover
Randolph Moore
Kevin Mosley
Jeff Rowlett
Judy Spicer
Don Wharton
R. Scott Williams

**Leeville**
Wayne Hardy
J. Gary Jones
Margaret Jones
Claude Jordan
Kevin Dean Lasater
Gary McCaleb
Carl Price
Carol S. Thayer
Danny Tomlinson

**Donelson/Hermitage Advisory Board**
Don Bass
Frank Batson
Luther Clemons
Don Henderson
Doug Raines
Bill Lafollette
Paul Martin
Mike Primm
Jane Schnelle
George Thomas
Brad Upchurch

**Rutherford County Community Board**
Sandra Bolin
Joyce Ewell
Angela Greene
Beth Bragg Jennings
Edwin McKnight
Hoyte Owen, Jr.
John O. Phillips
Derek Raborn
Stan Vaught
Jarrod R. Ward
Patricia Whitaker

## TROUSDALE Bank & Trust

**Community Board**
Mark Beeler
Mike Cornwell
Sandy Ford
Jerry Helm
Kenny Linville
Ron Moreland

## Community Bank of Smith County

**Carthage & Gordonsville Offices—Community Board**
Charles Bell
Jimmy Comer
Phyllis Eckel
Mack Gann
Charlie Bob Hughes
Ben Lynch
Richard Rutherford, MD
Steve Wilmore, Chairman

## DeKalb Community Bank

**Smithville & Alexandria Offices—Community Board**
Bryna Ashford
Jack Bell
Phillip Cantrell
W. Michael Corley
Mike Foster
Larry Knowles
Jeff McMillen, Chairman
John R. Trice
Robert Van Hooser

**Smithville Community Council**
Brenda Billings
Lynn Caldwell
Jeff Cantrell
Richard Close
Donny Green
Ryan Magness
Gordon Parham
Dee Dee Johnson
Jerry Scott

**Alexandria Community Council**
Ralph Agee, Jr.
Harold Ashford
Joann Floyd
Wanda Hillesheim
Jimmy Mullinax
Lou Ann Snyder

# OFFICERS

| Name | Title | Location |
|---|---|---|
| **Cynthia Agee** | Vice President | Smithville |
| **Lynne Agee** | VP/Mortgage Loan Specialist | Main Office-Loan Dept. |
| **Mary Allen** | CSR Officer | Gordonsville |
| **Curt Baker** | Loan Officer | Main Office-Loan Dept. |
| **Ricky Baker** | Assistant Office Manager | Alexandria |
| **Ron Ballard** | Residential Loan Officer | Main Office-Loan Dept. |
| **Kevin Bandy** | AVP/Office Manager | Alexandria |
| **Gentry Barnes** | DeKalb County President | Smithville |
| **Lisa Beal** | Loan Officer | Hartsville |
| **Colleen Blane** | Assistant Office Manager | Memorial Blvd. |
| **Jill Booker** | Assistant Office Manager | Castle Heights |
| **Sue Ann Bragg** | Vice President/Human Resources Director | Main Office-Human Resources |
| **Angie Brimm** | AVP/Assistant Office Manager | Gordonsville |
| **Nancy Brooks** | CSR Officer | Carthage |
| **Shannon Bruff** | Assistant Office Manager | Jackson Heights |
| **Rita Bryan** | AVP/Loan Officer | Jackson Heights |
| **Barry Buckley** | Southern Regional President | Memorial Blvd. |
| **Carol Burlison** | Assistant Office Manager | Wal-mart |
| **Debbie Callis** | AVP/Information Systems Officer | Main Office-Information Services |
| **Shirley Carlile** | Personal Banker Officer | Main Office-New Accounts |
| **Bernie Christian** | VP/Office Manager | Leeville/109 |
| **Randall Clemons** | CEO & Chairman of the Board | Main Office-Executive Offices |
| **Philip Clemmons** | Loan Officer/Assistant Office Manager | TN Blvd. |
| **Chad Colwell** | VP/Assistant Office Manager | Smithville |
| **Lisa Cook** | Assistant Office Manager | Mt. Juliet |
| **Phillip Cripps** | AVP/Loan Officer | Smithville |
| **Tammy Crook** | CSR Officer | Smithville |
| **Glen Cross** | AVP/Electronic Banking Manager | Main Office-EFT Dept. |
| **Lynn Daugherty** | AVP/Office Manager | Watertown Office |
| **Brad Davis** | Loan Officer | Main Office-Loan Dept. |
| **Dale Dies** | VP/Assistant Office Manager | Hartsville |
| **Ken Dill** | Sr. Vice President/Commercial Loan Officer | Main Office-Loan Dept. |
| **Mark duBarry** | Vice President/Technology Director | Main Office-Information Services |
| **Lois Duke** | Personal Banker Officer | Smithville |
| **Janice Durnberger** | AVP/Office Manager | Mt. Juliet-Hwy 70 |
| **Brenda Eubanks** | Sr. Floater | Main Office |
| **Mike Flanagan** | CPA, Certified Financial Planner™ | Main Office-Investment Dept. |
| **Angela Forrest** | AVP/Deposit Servicing Manager | Main Office-Deposit Servicing |
| **John Foster** | AVP/Office Manager | Gladeville |
| **Jeanette Gleaves** | Assistant Office Manager | Donelson |
| **Doug Gold** | VP/Office Manager | Hermitage |
| **John Goodman** | Western Regional President | Mt. Juliet |
| **Lisa Gregory** | VP/Loan Officer | Carthage |
| **Sheila Grewing** | Branch Adminstrative Officer | Mt. Juliet |
| **Mac Griffin** | Sr. VP/Compliance Officer | Main Office-Compliance |
| **Jason Hall** | VP/Loan Officer | Carthage |
| **Glen Haynes** | Trousdale County President | Hartsville |
| **Michael Hazlett** | VP/Commercial Lender | S. Church Street |
| **Kathy Hesson** | AVP/Training Officer | Leeville/109 Office |
| **Tom Hines** | AVP/Office Manager | Baddour Parkway |
| **Robert Huttchson** | AVP/Maintenance Director/Security Officer | Main Office-Maintenance |
| **Westley James** | Commercial Loan Business Dev. Officer | Main Office-Loan Dept. |
| **Scott Jasper** | VP/Office Manager | Main Office |
| **Becky Jennings** | Vice President/Marketing & Sales Director | Main Office-Marketing |
| **Kay Johnson** | AVP/Deposit Documentation Manager | Main Office-Deposit Documentation |
| **Dana Jones** | AVP/Loan Servicing Manager | Main Office-Loan Servicing |
| **Audrey Joyner** | CIF Officer | Main Office-Deposit Documentation |
| **Margaret Kilgore** | Administrative Asst. Officer | Main Office-Executive Offices |
| **Janie Kirby** | VP/Eastern Region Marketing | Carthage |
| **Jeff Linville** | Loan Officer | Hartsville |

WILSON Bank & Trust

Community Financial Centers

TROUSDALE Bank & Trust | DeKalb Community Bank | Community Bank of Smith County

Offices of Wilson Bank & Trust Lebanon, TN

# OFFICERS

| | | |
|---|---|---|
| **Jason Loggins** | AVP/Office Manager | Mt. Juliet |
| **Marsha Logue** | AVP/Office Manager | S. Church Street |
| **Ralph Mallicoat** | Senior Vice President/ Sr. Credit Officer | Main Office-Loan Dept. |
| **Karen Martin** | Registered Operations Manager | Main Office-Investment Dept. |
| **Glenda McAdams** | AVP/Loan Officer | Hermitage |
| **John McDearman** | Central Regional President | Main Office |
| **Jennifer Medlin** | Marketing Officer | Main Office-Marketing |
| **Melissa Moore** | Mortgage Loan Underwriter | Mortgage Center |
| **Christy Norton** | Sr. Vice President/Operations | Main Office-Executive Offices |
| **Clark Oakley** | Eastern Regional President | Gordonsville |
| **Ammon Ogle** | Assistant Office Manager | Smyrna |
| **Karen Osment** | Personal Banker Officer | Hermitage |
| **Melissa Parrish** | Assistant Office Manager | Baddour Parkway |
| **Dava Pedigo** | Note Dept. Officer | Smithville |
| **Jodie Pelley** | Mortgage Lending Specialist | Mt. Juliet |
| **Raeann Perry** | Assistant Office Manager | Gladeville |
| **Matt Pillow** | Office Manager | Wal-mart |
| **Laura Piper** | VP/Loan Officer | Carthage |
| **Lisa Pominski** | Sr. Vice President/CFO | Main Office-Executive Offices |
| **Juanita Ramsey** | Personal Banker Officer | Main Office-New Accounts |
| **Vallie Reed** | AVP/Office Manager | Smyrna |
| **Elmer Richerson** | President | Main Office-Executive Offices |
| **Alan Ricketts** | VP/Office Manager | Castle Heights |
| **Theda Rose** | Loan Review Officer | Main Office-Loan Review |
| **Stephen Russell** | Financial Advisor | Carthage-Investment Dept. |
| **Kevin Sanders** | Assistant Office Manager | Mt. Juliet-Hwy. 70 |
| **Denise Schoenbachler** | AVP/Loan Documentation Manager | Main Office-Loan Documentation |
| **Clay Shirley** | AVP/Office Manager | Memorial Blvd. |
| **Gary Smith** | Loan Officer | Mt. Juliet |
| **Jennifer Smith** | AVP/Accounting Officer | Main Office-Accounting |
| **Joyce Smith** | AVP/Loan Review Officer | Main Office-Loan Review |
| **Linda Smith** | Assistant Manager, Electronic Banking Dept. | Main Office-EFT Dept. |
| **Nancy Spears** | AVP/Sr. Compliance Officer | Main Office-Compliance |
| **Rick Spruill** | VP/Internal Audit/BSA Officer | Main Office-Internal Audit |
| **Larry Squires** | SVP/Certified Financial Planner™/Branch Mgr | Main Office-Investment Dept. |
| **Jewell Stewart** | Document Imaging Officer | Main Office-Imaging |
| **Sherry Strunk** | Overdraft Collections Officer | Main Office-Deposit Operations |
| **Johanna Summers** | Assistant Office Manager | Watertown |
| **Becky Taylor** | Vice President | Main Office-Executive Offices |
| **Lynette Taylor** | Loan Officer | Watertown |
| **Wesley Taylor** | AVP/Office Manager | Jackson Heights |
| **Sue Teat** | VP/Office Manager | Gordonsville |
| **Shawn Tidwell** | VP/Commercial Loan Bus. Dev. Officer | Donelson |
| **Kay Tobe** | AVP/Office Manager | Donelson |
| **Reba Tobin** | Assistant Office Manager | S. Church Street |
| **Jerry Tramel** | Vice President/Loan Officer | Smithville |
| **Nolan Turner** | Business Development Officer | Smithville |
| **Amelia Vance** | VP/Mortgage Manager | Mortgage Center |
| **Jeff Vaught** | AVP/Collections Supervisor | Main Office-Collection Dept. |
| **Suzanne Wakefield** | Audit Officer | Main Office-Internal Audit |
| **David Walden** | Certified Financial Planner™ | Main Office-Investment Dept. |
| **Beverly Walker** | Assistant Office Manager | Leeville/109 |
| **Amanda Watkins** | Administrative Asst. Officer | Main Office-Executive Offices |
| **Andy West** | Loan Officer | Gordonsville |
| **Jim Whatley** | CLU, Financial Advisor | Mt. Juliet-Investment Dept. |
| **Gary Whitaker** | Executive Vice President/Sr. Lender | Main Office-Loan Dept. |
| **Justin Willis** | Assistant Office Manager | Donelson |
| **Katha Wrye** | AVP/Office Manager | TN Blvd. |
| **Clarissa Wyatt** | Mortgage Loan Specialist | Hermitage |
| **Karla Zachary** | CSR Officer | Main Office-Teller Dept. |

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

*In Thousands, Except Per Share Information*

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| | *As Of December 31,* | | | | |
| **CONSOLIDATED BALANCE SHEETS:** | | | | | |
| Total assets end of year | $ 1,464,008 | 1,406,786 | 1,334,245 | 1,230,285 | 1,052,263 |
| Loans, net | $ 1,098,614 | 1,077,047 | 988,053 | 880,670 | 801,705 |
| Securities | $ 261,817 | 205,260 | 223,381 | 183,830 | 153,838 |
| Deposits | $ 1,310,706 | 1,248,500 | 1,182,590 | 1,086,729 | 929,589 |
| Stockholders' equity | $ 139,557 | 129,118 | 118,185 | 106,168 | 95,110 |
| | *Years Ended December 31,* | | | | |
| **CONSOLIDATED STATEMENTS OF EARNINGS:** | 2009 | 2008 | 2007 | 2006 | 2005 |
| Interest income | $ 80,126 | 86,357 | 85,882 | 70,690 | 56,318 |
| Interest expense | 30,795 | 40,392 | 45,721 | 32,378 | 22,150 |
| Net interest income | 49,331 | 45,965 | 40,161 | 38,312 | 34,168 |
| Provision for loan losses | 7,828 | 6,718 | 4,145 | 3,806 | 1,136 |
| Net interest income after provision for loan losses | 41,503 | 39,247 | 36,016 | 34,506 | 33,032 |
| Non-interest income | 13,359 | 12,006 | 10,636 | 9,486 | 8,218 |
| Non-interest expense | 36,115 | 32,814 | 29,477 | 26,746 | 23,407 |
| Earnings before income taxes | 18,747 | 18,439 | 17,175 | 17,246 | 17,843 |
| Income taxes | 7,180 | 7,041 | 6,239 | 6,671 | 6,847 |
| Net earnings | $ 11,567 | 11,398 | 10,936 | 10,575 | 10,996 |
| Minority interest in net earnings of subsidiaries | $ - | - | - | - | 236 |
| Cash dividends declared | $ 4,379 | 4,168 | 2,306 | 4,525 | 3,996 |
| **PER SHARE DATA:** (1) | | | | | |
| Basic earnings per common share | $ 1.63 | 1.63 | 1.58 | 1.56 | 1.70 |
| Diluted earnings per common share | $ 1.63 | 1.62 | 1.58 | 1.55 | 1.69 |
| Cash dividends | $ 0.62 | 0.60 | 0.34 | 0.68 | 0.64 |
| Book value | $ 19.53 | 18.34 | 17.09 | 15.55 | 14.28 |
| **RATIOS:** | | | | | |
| Return on average stockholders' equity | 8.60 % | 9.26 % | 9.86 % | 10.51 % | 12.59 % |
| Return on average assets (2) | 0.81 % | 0.82 % | 0.85 % | 0.95 % | 1.12 % |
| Capital to assets (3) | 9.53 % | 9.18 % | 8.86 % | 8.63 % | 9.04 % |
| Dividends declared per share as percentage of basic earnings per share | 38.04 % | 36.81 % | 21.52 % | 43.27 % | 37.44 % |

(1) Per share data has been retroactively adjusted to reflect a 4 for 3 split which occurred effective May 7, 2007.

(2) Includes minority interest earnings of consolidated subsidiaries in numerator in 2005.

(3) Includes minority interest of consolidated subsidiaries in numerator in 2005.

WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

***Forward-Looking Statements***

This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Wilson Bank Holding Company (the "Company") to differ materially from any results expressed or implied by such forward-looking statements. Such factors include those described in "Item 1A.- Risk Factors" of the Company's Annual Report on Form 10-K and also include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for these losses, (ii) greater than anticipated deterioration in the real estate market conditions in the Company's market areas, (iii) increased competition with other financial institutions, (iv) the continued deterioration of the economy in the Company's market area, (v) continuation of the extremely low short-term interest rate environment or rapid fluctuations in short-term interest rates, (vi) significant downturns in the business of one or more large customers, (vii) changes in state or Federal regulations, policies, or legislation applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, (viii) changes in capital levels and loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments: (ix) inadequate allowance for loan losses, (x) results of regulatory examinations, and (xi) loss of key personnel. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

***General***

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust ("Wilson Bank"), a state bank headquartered in Lebanon, Tennessee. The Company was formed in 1992.

Wilson Bank is a community bank headquartered in Lebanon, Tennessee, serving Wilson County, DeKalb County, Smith County, Trousdale County, Rutherford County, and the eastern part of Davidson County, Tennessee as its primary market areas. Generally, this market is the eastern portion of the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area. Wilson Bank has twenty-three locations in Wilson, Davidson, DeKalb, Smith, Rutherford and Trousdale Counties. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. Wilson Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers an investment center which offers a full line of investment services to its customers.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and should be read in conjunction with such consolidated financial statements. The Company's Board of Directors approved a 4 for 3 stock split for stockholders of record as of May 7, 2007 payable May 31, 2007. Each shareholder received one (1) additional share for each three (3) shares owned with no allowance for fractional shares. Per share data included in this discussion and in the Company's consolidated financial statements has been restated to give effect to the stock split.

***Critical Accounting Estimates***

The accounting principles we follow and our methods of applying these principles conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses and the assessment of impairment of the intangibles resulting from our mergers with Dekalb Community Bank and Community Bank of Smith County in 2005 have been critical to the determination of our financial position and results of operations.

**Allowance for Loan Losses ("allowance").** Our management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, is deemed to be uncollectible.

A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan (recorded investment in the loan is the principal balance plus any accrued interest, net of deferred loan fees or costs and unamortized premium or discount). The impairment is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. Management believes it follows appropriate accounting and regulatory guidance in determining impairment and accrual status of impaired loans.

The level of allowance maintained is believed by management to be adequate to absorb probable losses inherent in the portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewers, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process. We incorporate loan review results in the determination of whether or not it is probable that we will be able to collect all amounts due according to the contractual terms of a loan.

As part of management's quarterly assessment of the allowance, management divides the loan portfolio into twelve segments based on call reporting requirements. Each segment is then analyzed such that an allocation of the allowance is estimated for each loan segment.

The allowance allocation begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on our historical loss data.

The estimated loan loss allocation for all twelve loan portfolio segments is then adjusted for management's estimate of probable losses for several "environmental" factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the twelve loan segments and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors.

The assessment also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories. An example is the imprecision in the overall measurement process, in particular the volatility of the national and local economy.

We then test the resulting allowance by comparing the balance in the allowance to industry and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the allowance in its entirety. The board of directors reviews and approves the assessment prior to the filing of quarterly and annual financial information.

***Impairment of Intangible Assets*** — Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are evaluated for impairment annually and are evaluated for impairment more frequently if events and circumstances indicate that the asset might be impaired. That annual assessment date is December 31. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill.

***Impairment of Deferred Tax Assets*** — A recent tax changed signed into law by the President has increased the carry back period for operating losses from two years to five. While the Company has not had and does not anticipate net operating losses, deferred tax assets could be recovered through loss carry backs.

## ***Results of Operations***

Net earnings for the year ended December 31, 2009 were $11,567,000, an increase of $169,000, or 1.5%, compared to net earnings of $11,398,000 for 2008. Our 2008 net earnings were 4.2%, or $462,000, above our net earnings of $10,936,000 for 2007. Basic earnings per share were $1.63 in 2009, compared with $1.63 in 2008 and $1.58 in 2007. Diluted earnings per share were $1.63 in 2009, compared to $1.62 in 2008 and $1.58 in 2007. Net interest margin for the year ended December 31, 2009 was 3.62%, compared to 3.54% and 3.34% for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in the net interest margin for 2009 reflects the Company's ability to reduce deposit rates while growing the funding base, offset in part by the increased level of non accrual loans and the Company's decision to fund the lower-yielding securities portfolio as loan demand weakened during 2009.

## ***Net Interest Income***

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2009 was $80,126,000, compared with $86,357,000 in 2008 and $85,882,000 in 2007. The decrease in total interest income in 2009 was primarily attributable to the impact of rate cuts by the Federal Open Market Committee throughout 2008 to the federal funds rate offset in part by the increase in average earning assets. The ratio of average earning assets to total average assets was 95.6%, 94.2% and 94.0% for each of the years ended December 31, 2009, 2008 and 2007, respectively. Average earning assets increased $64.3 million from December 31, 2008 to December 31, 2009, an increase of 4.9%. The average rate earned on earning assets for 2009 was 5.87%, compared with 6.64% in 2008 and 7.11% in 2007, and in 2008 was negatively impacted by the rate cuts implemented by the Federal Reserve Open Market Committee beginning in August 2007 and described in more detail below which has resulted in extremely low short-term interest rates that continued throughout 2008 and 2009 and by weakened loan demand.

Interest earned on earning assets does not include any interest income which would have been recognized on non-accrual loans if such loans were performing. The amount of interest not recognized on non-accrual loans totaled $978,000 in 2009, $370,000 in 2008 and $128,000 in 2007.

Total interest expense for 2009 was $30,795,000, a decrease of $9,597,000, or 23.8%, compared to total interest expense of $40,392,000 in 2008. The decrease in total interest expense was primarily due to a decrease in rates paid on deposits, particularly time deposits, reflecting the rate cuts by the Federal Open Market Committee described above. Interest expense decreased from $45,721,000 in 2007 to $40,392,000 in 2008, a decrease of $5,329,000, or 11.7%.

Net interest income for 2009 totaled $49,331,000 as compared to $45,965,000 and $40,161,000 in 2008 and 2007, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), increased to 3.3% in 2009 from 3.15% in 2008. The net interest spread was 2.82% in 2007. The increase in the net interest spread for 2008 as compared to the prior period is a result of a declining interest rate environment that began in August 2007 and continued through 2008 and remained low during 2009. Net interest margin, which is net interest income expressed as a percentage of average earning assets, increased to 3.62% for 2009 compared to 3.54% in 2008 and 3.34% in 2007. The Company believes that the Federal Reserve Board will maintain the current discount rate throughout most of 2010. Changes in interest rates paid on products such as interest checking, savings, and money market accounts will generally increase or decrease in a manner that is consistent with changes in the short-term environment. There was a significant decrease in the short term rate environment during 2009 when compared to 2008 and 2007. As a result, the rates for those products experienced a large decrease between the three years. The Company's liabilities are positioned to re-price faster than its assets such that a short-term declining rate environment should have a positive impact on the Company's earnings as its interest expense decreases faster than interest income. Management regularly monitors the deposit rates of the Company's competitors, however, and these rates continue to put pressure on the Company's deposit pricing. This pressure could negatively impact the Company's net interest margin and earnings if future short-term rates begin to rise. Management believes that the Company's net interest margin should expand in 2010, with the improvement being slightly better than the improvement experienced in 2009.

***Provision for Loan Losses***

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management's evaluation, should be adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The 2009 provision for loan losses was $7,828,000, an increase of $1,110,000 from the provision of $6,718,000 in 2008. The increase in the provision for the year ended December 31, 2009 was due to the continued weakening of economic conditions in the Company's market areas, generally, and in the residential real estate construction and development area, specifically. Borrowers that are home builders and developers and sub dividers of land began experiencing stress in 2008 and have continued to experience stress during 2009 as a result of declining residential real estate demand and resulting price and collateral value declines in the Company's market areas. As a result, the Company increased its provision for loan losses. The provision for loan losses is based on past loan experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such factors include growth and composition of the loan portfolio, review of specific problem loans, review of updated appraisals and borrower financial information, the recommendations of the Company's regulators, and current economic conditions that may affect the borrower's ability to repay.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when they are considered uncollectible. Net charge-offs decreased to $3,319,000 in 2009 from $4,053,000 in 2008. The reduction in charge-offs reflected an increase in charge-offs in 2008 of loans related to the portfolio of a former branch manager who had engaged in what appeared to be inappropriate banking procedures when documenting loans and releasing the underlying collateral. While we believe additional charge-offs will be necessary related to such portfolio, charge-offs related to this portfolio decreased in 2009 and should continue to decrease during 2010. Net charge-offs in 2007 totaled $4,881,000. The ratio of net charge-offs to average total outstanding loans was 0.30% in 2009, 0.39% in 2008 and 0.52% in 2007.

The net charge-offs and provision for loan losses resulted in an increase of the allowance for loan losses (net of charge-offs and recoveries) to $16,647,000 at December 31, 2009 from $12,138,000 at December 31, 2008 and $9,473,000 at December 31, 2007. The allowance increased 37.1% at December 31, 2009 over December 31, 2008 as compared to a 2.4% increase in total loans over the same period. The allowance for loan losses was 1.49% of total loans outstanding at December 31, 2009 compared to 1.11% at December 31, 2008 and 0.95% at December 31, 2007. As a percentage of nonperforming loans at December 31, 2009, 2008 and 2007, the allowance for loan losses represented 57%, 86% and 221%, respectively.

The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for loan losses which management believes is adequate to absorb losses inherent in the loan portfolio. A formal review is prepared monthly by the Chief Financial Officer and provided to the Finance Committee to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this monthly assessment. The review is presented to the Finance Committee and subsequently approved by the Board of Directors.

See the discussion under "Critical Accounting Policies" for more information. Management believes the allowance for possible loan losses at December 31, 2009 to be adequate, but if economic conditions deteriorate beyond management's current expectations and additional charge-offs are incurred, the allowance for loan losses may require an increase through additional provision for loan losses which would negatively impact earnings.

***Non-Interest Income***

The components of the Company's non-interest income include service charges on deposit accounts, other fees and commissions, gains on sales of loans, gains on sales of securities and other income. Total non-interest income for 2009 was $13,359,000 compared with $12,006,000 in 2008 and $10,636,000 in 2007. The 11.3% increase over 2008 was primarily due to an increase in gain on sale of loans, offset in part by a decrease in service charges on deposit accounts and a decrease in other fees and commissions. Gain on sale of loans increased $1,582,000 in 2009 when compared to 2008 reflecting increased residential real estate mortgage refinancing activity, primarily in the first half of 2009 due to lower mortgage interest rates. Other fees and commissions decreased $242,000 in 2009 when compared to 2008. Other fees and commissions include income on brokerage accounts, insurance policies sold and various other fees. Service charges on deposit accounts totaled $5,786,000 and $6,034,000 at December 31, 2009 and 2008, respectively, a decrease of $248,000, or 4.1%, after decreasing $472,000 or 7.2% between December 31, 2007 and December 31, 2008. The decrease in service charges on deposit accounts over 2008 was the result of consumers slowing their spending due to the current economic environment. The Company's non-interest income in 2009 also benefited from a $500,000 gain on the sale of investments as a result of the Company restructuring its bond portfolio during the first quarter of 2009.

The Company's non interest income is composed of several components, some of which vary significantly between periods. Service charges on deposit accounts and other non interest income generally reflect the Company's growth, while fees for origination of mortgage loans and brokerage fees and commissions will often reflect stock and home mortgage market conditions and fluctuate more widely from period to period.

***Non-Interest Expenses***

Non-interest expenses consist primarily of employee costs, FDIC premiums, occupancy expenses, furniture and equipment expenses, advertising and marketing expenses, data processing expenses, director's fees, loss on sale of other real estate, and other operating expenses. Total non-interest expenses for 2009 increased 10.0% to $36,115,000 from $32,814,000 in 2008. The 2008 non-interest expense was up 11.3% over non-interest expenses in 2007 which totaled $29,477,000. The increase in non-interest expenses in 2009 resulted primarily from increases in employee salaries and benefits and occupancy expenses associated with the number of employees and facilities necessary to support the Company's operations and an increase in FDIC insurance premiums. The FDIC insurance premiums for 2009 were $2,504,000 compared with $828,000 in 2008 and $129,000 in 2007. The increase in FDIC insurance premiums reflects both an increase in average deposits and a special assessment in the second quarter of 2009 and an increase in the Company's deposit assessment rate from 6 basis points of total deposits to approximately 14 basis points. In November 2009, the FDIC approved a final rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. The Company prepaid $7.1 million in risk based assessments at the end of 2009. These prepaid assessments are carried on the Company's balance sheet as other assets and will be reduced quarterly as the Company expenses its FDIC insurance premiums for the next three years. Other operating expenses increased to $8,334,000 in 2009 from $7,891,000 in 2008. Other operating expenses included advertising and marketing expenses and supplies and general operating expenses, which increased as a result of continued growth of the Company.

***Income Taxes***

The Company's income tax expense was $7,180,000 for 2009, an increase of $139,000 from $7,041,000 for 2008, which was up by $802,000 from the 2007 total of $6,239,000. The percentage of income tax expense to earnings before taxes was 38.3% in 2009, 38.2% in 2008 and 36.3% in 2007.

***Earnings Per Share***

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of components comprising basic and diluted earnings per share ("EPS") for the years ended December 31, 2009, 2008 and 2007:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in Thousands Except per share amounts) | | |
| Basic EPS Computation | | | |
| Numerator – Earnings available to common stockholders | $ 11,567 | 11,398 | 10,936 |
| Denominator – Weighted average number of common shares outstanding | 7,101,084 | 6,996,442 | 6,901,447 |
| Basic earnings per common share | $ 1.63 | 1.63 | 1.58 |
| Diluted EPS Computation: | | | |
| Numerator – Earnings available to common stockholders | $ 11,567 | 11,398 | 10,936 |
| Denominator – Weighted average number of common shares outstanding | 7,101,084 | 6,996,442 | 6,901,447 |
| Diluted effect of stock options | 11,232 | 29,379 | 35,994 |
| | 7,112,316 | 7,025,821 | 6,937,441 |
| Diluted earnings per common share | $ 1.63 | $ 1.62 | $ 1.58 |

***Financial Condition***

**Balance Sheet Summary**

The Company's total assets increased $57,222,000, or 4.1%, to $1,464,008,000 at December 31, 2009, after increasing 5.4% in 2008 to $1,406,786,000 at December 31, 2008. Loans, net of allowance for possible loan losses, totaled $1,098,614,000 at December 31, 2009, a 2.0% increase compared to December 31, 2008. At year end 2009, securities totaled $261,817,000, an increase of 27.6% from $205,260,000 at December 31, 2008. Securities increased during 2009 as a result of the growth in deposits outpacing the growth in loans.

Total liabilities increased by $46,783,000 to $1,324,451,000 at December 31, 2009 compared to $1,277,668,000 at December 31, 2008. This increase was composed primarily of the $62,206,000 increase in total deposits to $1,310,706,000, a 5.0% increase. Federal Home Loan Bank advances decreased to $13,000 from $13,811,000 at the respective year ends 2009 and 2008 and securities sold under repurchase agreements decreased to $6,499,000 from $7,447,000 at the respective year ends 2009 and 2008.

Shareholders' equity increased $10,439,000, or 8.1% in 2009, due to net earnings and the issuance of stock pursuant to the Company's Dividend Reinvestment Plan, offset by dividends paid on the Company's common stock, the repurchase of shares by the Company, and the exercise of stock options. The increase includes a $96,000 decrease in net unrealized losses on available-for-sale securities, net of taxes. A more detailed discussion of assets, liabilities and capital follows.

***Loans:***

Loan category amounts and the percentage of loans in each category to total loans are as follows:

| | **December 31, 2009** | | **December 31, 2008** | |
|---|---|---|---|---|
| *(In Thousands)* | **AMOUNT** | **PERCENTAGE** | **AMOUNT** | **PERCENTAGE** |
| Commercial, financial and agricultural | 82,254 | 7.4% | 99,864 | 9.1% |
| Installment | 63,765 | 5.7 | 70,783 | 6.5 |
| Real estate – mortgage | 771,925 | 69.1 | 711,747 | 65.3 |
| Real estate – construction | 198,732 | 17.8 | 208,083 | 19.1 |
| TOTAL | $ 1,116,676 | 100.0% | $ 1,090,477 | 100.0% |

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for possible loan losses, increased 2.0% as of year end 2009 when compared to year end 2008. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate-mortgage; and real estate-construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2009 and 2008.

As represented in the table, primary loan growth was in real estate mortgage loans and offset by a decrease in commercial, financial and agricultural loans. Real estate mortgage loans increased 8.5% in 2009 and comprised 69.1% of the total loan portfolio at December 31, 2009, compared to 65.3% at December 31, 2008. Management believes the increase in real estate mortgage loans was primarily due to the continued favorable interest rate environment, favorable population growth in the Company's market areas, and the Company's ability to increase its market share of such loans while maintaining its loan underwriting standards. Commercial, financial and agricultural loans decreased 17.6% in 2009 and comprised 7.4% of the total loan portfolio at December 31, 2009, compared to 9.1% at December 31, 2008. Real estate construction loans decreased 4.5% in 2009 and comprised 17.8% of the portfolio at December 31, 2009, compared to 19.1% at December 31, 2008. The decrease in real estate construction loans during 2009 reflected the overall decrease in such loans in the overall economy.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2009, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods.

Non-performing loans, which include non-accrual loans, loans 90 days past due and renegotiated loans totaled $29,583,000 at December 31, 2009, an increase from $14,124,000 at December 31, 2008, resulting from a $15,106,000, or 145.0%, increase in non-accrual loans. Non-accrual loans are loans on which interest is no longer accrued because management believes collection of such interest is doubtful due to management's evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors affecting the borrower's ability to pay. Non-accrual loans totaled $25,514,000 at December 31, 2009 compared to $10,408,000 at December 31, 2008. Included in the increase of non-performing loans and non-accrual loans is one relationship which makes up approximately 50% of the non-accrual loans. This relationship is real estate secured and currently has a loan to value of approximately 60%. The increase in non performing loans relates primarily to the overall deterioration of the economic conditions relating to real estate secured loans. Management believes that it is probable that it will incur losses on these loans but believes that these losses should not exceed the amount in the allowance for loan losses already allocated to loan losses, unless there is further deterioration of local real estate values. At December 31, 2009, the Company had $4,465,000 in commercial real estate loans that were modified in troubled debt restructurings and impaired.

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when the current net worth and financial capacity of the borrower or of the collateral pledged, if any, is viewed as inadequate and it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

The Company considers all loans subject to the provisions of FASB ASC 310-10-35-16 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

The Company also internally classifies loans which, although current, management questions the borrower's ability to comply with the present repayment terms of the loan agreement. These internally classified loans totaled $62,700,000, which included the Company's non-performing loans, at December 31, 2009 as compared to $27,799,000 at December 31, 2008. Of the internally classified loans at December 31, 2009, $58,174,000 are real estate related loans and $4,526,000 are various other types of loans. Included in the internally classified loans is one relationship, which makes up approximately 50 % of the non-accrual loans (a component of internally classified loans), which is a real estate secured loan with a loan to value of approximately 60%.

The internally classified loans as a percentage of the allowance for possible loan losses were 460.5% and 229.0%, respectively, at December 31, 2009 and 2008.

The allowance for possible loan losses is discussed under "Critical Accounting Policies" and "Provision for Possible Loan Losses." The Company maintains its allowance for possible loan losses at an amount believed by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of the Company's loans were from Wilson, DeKalb, Smith, Trousdale, Davidson, Rutherford and adjacent counties. The Company seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment as well as by identification of credit risks. At December 31, 2009, no single industry segment accounted for more than 10% of the Company's portfolio other than real estate loans.

The Company's management believes there is an opportunity to continue to increase the loan portfolio in the Company's primary market area. The Company has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Although it is the Company's objective to achieve a loan portfolio equal to approximately 85% of deposit balances, various factors, including demand for loans which meet its underwriting standards, will likely determine the size of the loan portfolio in a given economic climate. As a practice, the Company generates its own loans and does not buy participations from other institutions. The Company may sell some of the loans it generates to other financial institutions if the transaction profits the Company and improves the liquidity of the loan portfolio or if the size of the loan exceeds the Company's lending limits.

***Securities***

Securities increased 27.5% to $261,817,000 at year-end 2009 from $205,260,000 at December 31, 2008, and comprised the second largest and other primary component of the Company's earning assets. The increase was 27.5% from year end 2008 to 2009 and 21.5% from year end 2007 to year end 2008. The increase was attributed to the Bank's deposit growth exceeding its loan growth during 2009. The average yield of the securities portfolio at December 31, 2009 was 3.65% with an average maturity of 7.0 years, as compared to an average yield of 5.41% and an average maturity of 11.3 years at December 31, 2008.

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FASB issued accounting guidance related to the recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10) on April 1, 2009. See the "Impact of New Accounting Standards" section for additional information.

Prior to the adoption of the accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management evaluates the impairment of securities monthly to determine if an other-than-temporary impairment exists.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

No securities have been classified as trading securities.

The Company's classification of securities as of December 31, 2009 and December 31, 2008 is as follows:

| *(In Thousands)* | December 31, 2009 Held-To-Maturity | | December 31, 2009 Available-For-Sale | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value |
| U.S. Government and Federal Agencies | $ - | - | $ 1,000 | 1,005 |
| U.S. Government-sponsored enterprises(GSEs)* | - | - | 246,541 | 245,692 |
| Mortgage-backed : | | | | |
| Government-sponsored enterprises (GSEs)*residential | 14 | 14 | 1,349 | 1,386 |
| Obligations of state and political Subdivision | 12,156 | 12,594 | 1,522 | 1,564 |
| | $ 12,170 | $ 12,608 | $ 250,412 | 249,647 |

*Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Banks, Federal Farm Credit Banks, and Government National Mortgage Association

| *(In Thousands)* | December 31, 2008 Held-To-Maturity | | December 31, 2008 Available-For-Sale | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value |
| U.S. Treasury and other U.S. Government agencies and Corporations | $ - | $ - | $ 146,876 | $ 145,758 |
| Obligations of states and political Subdivisions | 11,074 | 11,003 | 1,523 | 1,447 |
| Mortgage-backed securities | 19 | 18 | 46,688 | 46,962 |
| | $ 11,093 | 11,021 | $ 195,087 | $ 194,167 |

The classification of a portion of the securities portfolio as available-for-sale was made to provide for more flexibility in asset/liability management and capital management.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009

*In Thousands, Except Number of Securities*

| | Less than 12 Months | | | 12 Months or More | | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Number of Securities | Fair Value | Unrealized Losses | Number of Securities | Fair Value | Unrealized Losses |
| Held to Maturity Securities: | | | | | | | | |
| Debt securities: | | | | | | | | |
| Mortgage-backed: | | | | | | | | |
| GSE residential | $ 2 | $ - | 1 | $ 9 | $ - | 1 | $ 11 | $ - |
| Obligations of states And political subdivisions | 599 | 9 | 2 | 1,040 | - | 4 | 1,639 | 20 |
| | $ 601 | $ 9 | 3 | $ 1,049 | $ 11 | 5 | $ 1,650 | $ 20 |
| Available for Sale Securities: | | | | | | | | |
| Debt securities: | | | | | | | | |
| U.S. Government and Federal agencies | $ - | $ - | - | $ - | $ - | - | $ - | $ - |
| GSEs | 149,048 | 1,401 | 35 | 2,906 | 84 | 1 | 151,954 | 1,485 |
| Mortgage-backed: | | | | | | | | |
| GSE residential | - | - | - | 4 | - | 2 | 4 | - |
| Obligations of states And political subdivisions | - | - | - | - | - | - | - | - |
| | $149,048 | $ 1,401 | 35 | $ 2,910 | $ 84 | 3 | $ 151,958 | $ 1,485 |

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale or held-to-maturity securities, the Company intends and has the ability to hold the above securities until maturity or a market price recovery, and as such the impairment of these securities is not deemed to be other-than-temporarily impaired.

***Deposits***

The increases in assets in 2009 and 2008 were funded primarily by increases in deposits along with proceeds from the calling of a portion of the Company's investment securities. Total deposits, which are the principal source of funds for the Company, totaled $1,310,706,000 at December 31, 2009 compared to $1,248,500,000 and $1,182,590,000 at December 31, 2008 and 2007, respectively. The Company has targeted local consumers, professionals and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Smith County, Rutherford County and Trousdale County areas are attractive economic markets offering growth opportunities for the Company; however, the Company competes with several larger bank holding companies that have bank offices in these counties and, therefore, no assurances of market growth or maintenance of current market share can be given. Even though the Company is in a very competitive market, management currently believes that its market share can be maintained or expanded.

The $62,206,000, or 5.0%, growth in deposits in 2009 reflected increases in several deposit categories. Total certificates of deposit (including individual retirement accounts) increased $18,978,000, or 2.6%, to $755,121,000, while money market accounts increased $6,084,000, or 2.8%, to $224,742,000. NOW accounts increased $27,993,000, or 16.6%, to $196,239,000 and demand deposits increased $4,152,000, or 4.6%, to $94,947,000. The average rate paid on average total interest-bearing deposits was 2.6% for 2009, compared to 3.5% for 2008 reflecting a reduction in short-term interest rates and an improvement in our ability to manage certificates of deposits. The average rate paid in 2007 was 4.3%. Competitive pressure from other banks in our market area relating to deposit pricing continues to adversely affect the rates paid on deposit accounts as it limits our ability to reduce deposit rates in line with short-term rates. The shift by customers to longer term deposit accounts, which earn interest at higher rates, also adversely affected our deposit costs in 2009. The ratio of average loans to average deposits was 86.2% in 2009, 85.5% in 2008, and 81.4% in 2007. The Company anticipates that during 2010 deposits will shift to shorter term time deposits due to the current rate environment in anticipation of a possible rate increase beginning in 2011.

***Contractual Obligations***

The Company has the following contractual obligations as of December 31, 2009:

| *(In Thousands)* | Less than 1 Year | 1 -3 Years | 3-5 Years | More than 5 Years | Total |
|---|---|---|---|---|---|
| Long-Term Debt | $ 13 | - | - | - | 13 |
| Operating Leases | 139 | 183 | 44 | 4 | 370 |
| Purchases | - | - | - | - | - |
| Other Long-Term Liabilities | - | - | - | - | - |
| Total | $ 152 | $ 183 | $ 44 | $ 4 | $ 383 |

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank. The Company leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of these non cancellable leases are included in operating lease obligations.

***Off Balance Sheet Arrangements***

At December 31, 2009, the Company had unfunded loan commitments outstanding of $13.2 million, unfunded lines of credit of $152.7 million and outstanding standby letters of credit of $17.6 million. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee since many of these commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks. As mentioned below, Wilson Bank has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, investment security maturities and short-term borrowings.

***Liquidity and Asset Management***

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense associated with extending liability maturities. Liquid assets include cash and cash equivalents and investment securities and money market instruments that will mature within one year. At December 31, 2009, the Company's liquid assets totaled approximately $177.3 million.

The Company maintains a formal asset and liability management process to quantify, monitor and control interest rate risk, and to assist management in maintaining stability in the net interest margin under varying interest rate environments. The Company accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income can not be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term borrowings, loan payments and investment security maturities provide a secondary source. At December 31, 2009, the Company had a liability sensitive position (a negative gap) for 2009. Liability sensitivity means that more of the Company's liabilities are capable of re-pricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The Company's securities portfolio consists of earning assets that provide interest income. For those securities classified as held-to-maturity, the Company has the ability and intent to hold these securities to maturity or on a long-term basis. Securities classified as available-for-sale include securities intended to be used as part of the Company's asset/liability strategy and/or securities that may be sold in response to changes in interest rate, prepayment risk, the need or desire to increase capital and similar economic factors. At December 31, 2009, securities totaling approximately $2.1 million mature or will be subject to rate adjustments within the next twelve months.

A secondary source of liquidity is the Company's loan portfolio. At December 31, 2009, loans totaling approximately $483.1 million either will become due or will be subject to rate adjustments within twelve months from that date. Continued emphasis will be placed on structuring adjustable rate loans.

As for liabilities, certificates of deposit of $100,000 or greater totaling approximately $286.0 million will become due or reprice during the next twelve months. Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit and regular savings. Management anticipates that there will be no significant withdrawals from these accounts in the future.

The following table shows the rate sensitivity gaps for different time periods as of December 31, 2009:

| **Interest Rate Sensitivity Gaps**<br>December 31, 2009<br>*(In Thousands)* | 1-90<br>Days | 91-180<br>Days | 181-365<br>Days | One Year<br>And<br>Longer | Total |
|---|---|---|---|---|---|
| Interest-earning assets | $ 270,038 | 85,629 | 143,092 | 891,808 | 1,390,567 |
| Interest-bearing liabilities | 715,043 | 150,186 | 172,571 | 184,471 | 1,222,271 |
| Interest-rate sensitivity gap | $ (445,005) | (64,557) | (29,479) | 707,337 | 168,296 |
| Cumulative gap | $ (445,005) | (509,562) | (539,041) | 168,296 | |

The Company also uses a simulation modeling to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Senior management meets quarterly to analyze the interest rate shock simulation. The interest rate simulation model is based on a number of assumptions. The assumptions relate primarily to loan and deposit growth, asset and liability prepayments, the call features of investment securities, interest rates and balance sheet management strategies. As of December 31, 2009, a +200 basis point rate shock was forecast to decrease net interest income an estimated $7.6 million, or 15.1%, over the next twelve months, as compared to rates remaining stable. In addition, the +200 basis point rate shock is estimated to decrease the volatility of equity capital by 25.4%. A -200 basis point rate shock is not considered to be an effective shock considering the current short-term rate environment.

At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity changing in any material way.

***Capital Resources, Capital Position and Dividends***

**Capital**

At December 31, 2009, total shareholders' equity was $139,557,000, or 9.5% of total assets, which compares with $129,118,000, or 9.2% of total assets, at December 31, 2008, and $118,185,000, or 8.9% of total assets, at December 31, 2007. The dollar increase in shareholders' equity during 2009 reflects (i) the Company's net income of $11,567,000 less cash dividends of $.62 per share totaling $4,379,000, (ii) the issuance of 95,403 shares of common stock for $3,459,000, as reinvestment of cash dividends, (iii) the issuance of 29,630 shares of common stock pursuant to exercise of stock options for $371,000, (iv) the repurchase of 19,493 shares by the Company for $697,000, (v) the net unrealized gain on available-for-sale securities of $96,000, and (vi) a stock based compensation expense of $22,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company and its subsidiary bank. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which Wilson Bank has none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require Wilson Bank and the Company to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. Set forth below is the Company's and Wilson Bank's capital ratios as of December 31, 2009 and 2008. Institutions which have a Tier I leverage capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 5%, and a total risk-based capital ratio of at least 10% are defined as "well capitalized". Management believes it can adequately capitalize its growth for the next few years with retained earnings and dividends reinvested.

| | Actual | | Minimum Capital Requirements | | Minimum To Be Well Capitalized Under Prompt Corrective Action Provision | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **December 31, 2009** | | | | | | |
| Total capital to risk Weighted assets: | | | | | | |
| Consolidated | $149,678 | 12.2% | $ 98,149 | 8.0% | N/A | N/A |
| Wilson Bank | 149,340 | 12.2 | 97,927 | 8.0 | $ 122,410 | 10.0% |
| Tier I capital to risk Weighted assets: | | | | | | |
| Consolidated | $ 134,320 | 10.9% | $ 49,292 | 4.0% | N/A | N/A |
| Wilson Bank | 133,982 | 10.9 | 49,168 | 4.0 | 73,752 | 6.0 |
| Tier 1 capital To average assets | | | | | | |
| Consolidated | $ 134,320 | 9.3 | 57,772 | 4.0 | N/A | N/A |
| Wilson Bank | 133,482 | 9.3 | 57,412 | 4.0 | 71,764 | 5.0 |

| | Actual | | Minimum Capital Requirements | | Minimum To Be Well Capitalized Under Prompt Corrective Action Provision | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **December 31, 2008** | | | | | | |
| Total capital to risk Weighted assets: | | | | | | |
| Consolidated | $ 137,442 | 12.5% | $ 87,963 | 8.0% | N/A | N/A |
| Wilson Bank | 136,672 | 12.5 | 87,470 | 8.0 | $ 109,338 | 10.0% |
| Tier 1 capital to risk Weighted assets: | | | | | | |
| Consolidated | $ 124,881 | 11.4% | $ 43,818 | 4.0% | N/A | N/A |
| Wilson Bank | 124,111 | 11.4 | 43,933 | 4.0 | 65,900 | 6.0 |
| Tier 1 capital to average assets | | | | | | |
| Consolidated | $ 124,881 | 9.0% | 55,503 | 4.0% | N/A | N/A |
| Wilson Bank | 124,111 | 8.9 | 55,780 | 4.0 | 69,725 | 5.0 |

***Quantitative and Qualitative Disclosures About Market Risk***

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both short term and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2009.

(Dollars in Thousands)
Expected Maturity Date - Year Ending December 31,

| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| **Earning assets:** | | | | | | | | |
| Loans, net of unearned interest: | | | | | | | | |
| Variable rate | $ 75,889 | $ 11,296 | $ 24,643 | $ 11,791 | $ 14,429 | $ 518,432 | $ 656,480 | $ 656,480 |
| Average interest rate | 5.58% | 6.20% | 6.76% | 6.23% | 6.20% | 6.37% | 6.16% | |
| Fixed rate | 218,300 | 60,560 | 43,911 | 41,164 | 36,546 | 58,300 | 458,781 | 480,682 |
| Average interest rate | 6.02% | 9.24% | 8.17% | 7.9% | 7.2% | 5.91% | 6.12% | |
| Securities | 2,112 | 18,211 | 23,346 | 16,164 | 16,224 | 186,525 | 262,582 | 262,255 |
| Average interest rate | 3.99% | 2.31% | 2.00% | 2.78% | 2.68% | 5.41% | 4.29% | |
| Loans held for sale | 5,027 | - | - | - | - | - | 5,027 | 5,027 |
| Average interest rate | 3.70% | - | - | - | - | - | 3.70% | |
| Federal funds sold | 5,450 | - | - | - | - | - | 5,450 | 5,450 |
| Average interest rate | .26% | - | - | - | - | - | .26% | |
| Interest-bearing deposits | 1,031,288 | 98,544 | 76,359 | 3,847 | 5,573 | 148 | 1,215,759 | 1,221,150 |
| Average interest rate | 2.78% | 3.44% | 3.11% | 3.70% | 3.11% | 3.05% | 2.56% | |
| Securities sold under repurchase agreements | 6,499 | - | - | - | - | - | 6,499 | 6,499 |
| Average interest rate | 1.67% | - | - | - | - | - | 1.67% | |
| Advances from Federal Home Loan Bank | 13 | - | - | - | - | - | 13 | 13 |
| Average interest rate | 7.09% | - | - | - | - | - | 7.09% | |

***Impact of Inflation***

Although interest rates are significantly affected by inflation, the inflation rate is believed to be immaterial when reviewing the Company's results of operations.

***Disclosures About Fair Value of Financial Instruments***

During the first quarter of 2008, the Company adopted FASB ASC 820 "Fair Value Measurements," which establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1:** Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

**Level 2:** Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may based on quoted prices for similar assets or liabilities; quoted prices in market that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

**Level 3**: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Except for marketable securities, other real estate, and repossessed assets, the Company does not account for any other assets or liabilities using fair value. Substantially all marketable securities are considered Level 2 assets since their fair values are determined using observable pricing inputs. Impaired loans, other real estate, and repossessed assets are considered Level 3 assets.

***Assets and Liabilities Measured on a Recurring Basis***

Assets and liabilities measured at fair value on a recurring basis are summarized below:

| | Fair Value Measurements at December 31, 2009 | | | |
|---|---|---|---|---|
| *(in Thousands)* | Carrying Value at December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant* Other Observable Inputs (Level 2) | Significant Observable Inputs (Level 3) |
| Assets: | | | | |
| Available-for-sale Securities | $ 249,647 | $ 1,005 | $ 248,642 | - |
| Impaired loans | 40,492 | - | - | 40,492 |
| Other real estate | 3,924 | - | - | 3,924 |
| Repossessed assets | 22 | - | - | 22 |

Available-for-sale securities are measured on a recurring basis and are obtained from an independent pricing service. The fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices.

The Company does not measure any liabilities at fair value on a recurring basis.

The following table below presents, for the year ended December 31, 2009, the changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis.

| | Assets | Liabilities |
|---|---|---|
| Fair value, January 1, 2009 | $ 1,398 | - |
| Total realized gains included in income | 99 | - |
| Purchases, issuances and settlements, net | - | - |
| Transfers in and/or (out) of Level 3 | - | - |
| Fair value December 31, 2009 | $ 1,497 | $ - |
| Total realized gains (losses) included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31, 2009 | $ - | $ - |

*Assets Measured at Fair Value on a Nonrecurring Basis*

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2009, for which a nonrecurring change in fair value has been recorded:

| | | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|---|
| *(in 000's)* | Carrying Value at December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Observable Inputs (Level 3) |
| Assets: | | | | |
| Impaired loans | $ 40,492 | - | - | 40,492 |
| Other real estate | 3,924 | - | - | 3,924 |
| Repossessed assets | 22 | - | - | 22 |
| | $ 44,438 | - | - | 44,438 |

***Cash and short-term investments***

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

***Securities***

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

FASB ASC 825-10-50-10 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

***Loans***

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented in the financial statements would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on Wilson Bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals) and certain other factors.

***Deposit Liabilities***

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of FASB ASC 825-10-50-10, the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

***Securities Sold Under Repurchase Agreements***

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

***Advances from Federal Home Loan Bank***

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

***Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written***

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are generally made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit, and the amounts unearned at December 31, 2009 and 2008 are insignificant. Accordingly, these commitments have no carrying value, and management estimates the commitments to have no significant fair value.

***Off-Balance-Sheet Financial Instruments***

In the ordinary course of business Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credits. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred ore received.

***Impact of New Accounting Standards***

The Company adopted new accounting guidance for interim disclosures about fair value of financial instruments ("Pending Content" of FASB ASC 825, *Financial Instruments*). This recent accounting guidance requires disclosure of qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The adoption of this guidance had no effect on how the Company accounts for these instruments.

Effective April 1, 2009, the Company adopted the new accounting guidance related to recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment loses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The adoption of this guidance did not have an impact on the Company's financial statements.

The Company adopted new accounting guidance for disclosures about derivative instruments and hedging activities ("Pending Content" of FASB ASC 815-10). The recent derivatives and hedging activities accounting guidance requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Company's financial position, financial performance and cash flows. This guidance is effective for the Company's financial statements for the year beginning on January 1, 2009. The adoption of the recent derivative and hedging activities accounting guidance did not impact the Company's financial condition or results of operations.

The Company adopted new accounting guidance related to noncontrolling interests in consolidated financial statements ("Pending Content" of FASB ASC 810, *Consolidation*). The recent consolidation accounting guidance requires all entities to report noncontrolling (i.e. minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. The recent guidance also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. This consolidation accounting guidance was effective for the Company's financial statements for the year beginning on January 1, 2009.The adoption had no effect on the Company's financial statements.

The Company adopted accounting guidance related to fair value measurements and disclosures (FASB ASC 820, *Fair Value Measurements and Disclosures*). This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The effect of adoption was not material.

The Company adopted accounting guidance related to the fair value option for financial assets and financial liabilities (FASB ASC 825, *Financial Instruments*). This guidance provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This guidance was effective for the Company on January 1, 2008. The adoption did not have a material effect on the Company's financial statements.

FASB issued ASU 2009-05 ("Pending Content" of FASB ASC 820) which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data. If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in FASB ASC 820 for fair value measurements and disclosures. When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements. In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities. This guidance is effective for the Company as of December 31, 2009, with adoption applied prospectively. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

In addition, the following accounting pronouncements were issued by FASB, but are not yet effective.

FASB issued accounting guidance (FASB Statement No. 166) which modifies certain guidance contained in the *Transfers and Servicing* topic of FASB ASC 860. This standard eliminates the concept of qualifying special purpose entities, provides guidance as to when a portion of a transferred financial asset can be evaluated for sale accounting, provides additional guidance with regard to accounting for transfers of financial assets and requires additional disclosures. This guidance is effective for the Company as of January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

FASB also amended several key consolidation provisions related to Variable interest entities (VIEs) (FASB Statement No. 167), which are included in the *Consolidation* topic of FASB ASC (FASB ASC 810). First, the scope of the recent guidance includes entities that are currently designated as qualifying special purpose entities (QSTEs). Second, this guidance changes the approach companies use to identify the VIEs for which they are deemed to be the primary beneficiary and are required to consolidate. Under existing rules, the primary beneficiary is the entity that absorbs the majority of a VIEs losses and receives the majority of the VIE's returns. The guidance identifies a VIE's primary beneficiary as the entity that has the power to direct the VIE's significant activities, and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. Third, this guidance requires companies to continually reassess whether they are the primary beneficiary of a VIE.

Existing rules only require companies to reconsider primary beneficiary conclusions when certain triggering events have occurred. This guidance requires additional disclosures about VIEs. The recent guidance is effective for the Company as of January 1, 2010, and applies to all current QSPEs and VIEs and VIEs created after the effective date. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

# MAGGART & ASSOCIATES, P.C.

*Certified Public Accountants*

**FIRST UNION TOWER**
**SUITE 2150**
**150 FOURTH AVENUE, NORTH**
**NASHVILLE, TENNESSEE 37219-2417**
**Telephone (615) 252-6100**
**Facsimile (615) 252-6105**


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Wilson Bank Holding Company:

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited Wilson Bank Holding Company and Subsidiary's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treasury Commission (COSO). Wilson Bank Holding Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financing reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilson Bank Holding Company and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Wilson Bank Holding Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Maggart & Associates, P.C.

Nashville, Tennessee
January 19, 2010

## WILSON BANK HOLDING COMPANY

### Consolidated Balance Sheets

### December 31, 2009 and 2008

| | *Dollars In Thousands* 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Loans, net of allowance for loan losses of $16,647 and $12,138 respectively | $ 1,098,614 | 1,077,047 |
| Securities: | | |
| Held-to-maturity, at amortized cost (market value $12,608 and $11,021, respectively) | 12,170 | 11,093 |
| Available-for-sale, at market (amortized cost $250,412 and $195,087, respectively) | 249,647 | 194,167 |
| Total securities | 261,817 | 205,260 |
| Loans held for sale | 5,027 | 3,541 |
| Federal funds sold | 5,450 | 21,170 |
| Restricted equity securities, at cost | 3,012 | 3,100 |
| Total earning assets | 1,373,920 | 1,310,118 |
| Cash and due from banks | 26,062 | 38,073 |
| Premises and equipment, net | 30,865 | 31,035 |
| Accrued interest receivable | 7,563 | 8,357 |
| Deferred income taxes | 5,457 | 3,578 |
| Other real estate | 3,924 | 4,993 |
| Goodwill | 4,805 | 4,805 |
| Other intangible assets, net | 904 | 1,300 |
| Other assets | 10,508 | 4,527 |
| Total assets | $ 1,464,008 | 1,406,786 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits | $ 1,310,706 | 1,248,500 |
| Securities sold under repurchase agreements | 6,499 | 7,447 |
| Advances from Federal Home Loan Bank | 13 | 13,811 |
| Accrued interest and other liabilities | 7,233 | 7,910 |
| Total liabilities | 1,324,451 | 1,277,668 |
| Stockholders' equity: | | |
| Common stock, par value $2.00 per share, authorized 10,000,000 shares, 7,147,582 and 7,042,042 shares issued and outstanding, respectively | 14,295 | 14,084 |
| Additional paid-in capital | 41,022 | 38,078 |
| Retained earnings | 84,712 | 77,524 |
| Net unrealized losses on available-for-sale securities, net of income taxes of $293 and $352, respectively | (472) | (568) |
| Total stockholders' equity | 139,557 | 129,118 |
| COMMITMENTS AND CONTINGENCIES | | |
| Total liabilities and stockholders' equity | $ 1,464,008 | 1,406,786 |



See accompanying notes to consolidated financial statements.

## WILSON BANK HOLDING COMPANY

### Consolidated Statements of Earnings

### Three Years Ended December 31, 2009

| | *Dollars In Thousands (except per share data)* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Interest income: | | | |
| Interest and fees on loans | $ 70,061 | 73,731 | 71,945 |
| Interest and dividends on securities: | | | |
| Taxable securities | 9,069 | 10,942 | 10,398 |
| Exempt from Federal income taxes | 483 | 542 | 585 |
| Interest on loans held for sale | 276 | 187 | 253 |
| Interest on Federal funds sold | 82 | 773 | 2,524 |
| Interest and dividends on restricted equity securities | 155 | 182 | 177 |
| Total interest income | 80,126 | 86,357 | 85,882 |
| Interest expense: | | | |
| Interest on negotiable order of withdrawal accounts | 2,428 | 3,628 | 2,858 |
| Interest on money market accounts and other savings accounts | 3,455 | 4,285 | 7,019 |
| Interest on certificates of deposit and individual retirement accounts | 24,390 | 31,607 | 34,746 |
| Interest on securities sold under repurchase agreements | 105 | 180 | 342 |
| Interest on advances from Federal Home Loan Bank | 416 | 688 | 756 |
| Interest on Federal funds purchased | 1 | 4 | - |
| Total interest expense | 30,795 | 40,392 | 45,721 |
| Net interest income before provision for loan losses | 49,331 | 45,965 | 40,161 |
| Provision for loan losses | (7,828) | (6,718) | (4,145) |
| Net interest income after provision for loan losses | 41,503 | 39,247 | 36,016 |
| Non-interest income | 13,359 | 12,006 | 10,636 |
| Non-interest expense | (36,115) | (32,814) | (29,477) |
| Earnings before income taxes | 18,747 | 18,439 | 17,175 |
| Income taxes | 7,180 | 7,041 | 6,239 |
| Net earnings | $ 11,567 | 11,398 | 10,936 |
| Basic earnings per common share | $ 1.63 | 1.63 | 1.58 |
| Diluted earnings per common share | $ 1.63 | 1.62 | 1.58 |
| Weighted average common shares outstanding: | | | |
| Basic | 7,101,084 | 6,996,442 | 6,901,447 |
| Diluted | 7,112,316 | 7,025,821 | 6,937,441 |



See accompanying notes to consolidated financial statements.

**WILSON BANK HOLDING COMPANY**

**Consolidated Statements of Comprehensive Earnings**

**Three Years Ended December 31, 2009**

| | *Dollars In Thousands* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Net earnings | $ 11,567 | 11,398 | 10,936 |
| Other comprehensive earnings (losses), net of tax: | | | |
| Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $250,000, $23,000 and $651,000, respectively | 405 | (36) | 1,049 |
| Reclassification adjustment for net gains included in net earnings, net of taxes of $191,000 and $88,000 in 2009 and 2008, respectively | (309) | (143) | - |
| Other comprehensive earnings (losses) | 96 | (179) | 1,049 |
| Comprehensive earnings | $ 11,663 | 11,219 | 11,985 |



See accompanying notes to consolidated financial statements.

## WILSON BANK HOLDING COMPANY

### Consolidated Statements of Changes in Stockholders' Equity

### Three Years Ended December 31, 2009

| | *Dollars In Thousands* | | | | |
|---|---|---|---|---|---|
| | Common Stock | Additional Paid-In Capital | Retained Earnings | Net Unrealized Gain (Loss) On Available-For-Sale Securities | Total |
| Balance December 31, 2006 | $ 10,244 | 35,624 | 61,738 | (1,438) | 106,168 |
| Cash dividends declared, $.34 per share | - | - | (2,306) | - | (2,306) |
| Issuance of 53,518 shares of stock pursuant to dividend reinvestment plan | 107 | 2,007 | - | - | 2,114 |
| Issuance of 1,724,425 shares of stock pursuant to a 4 for 3 stock split | 3,450 | (3,450) | - | - | - |
| Issuance of 16,107 shares of stock pursuant to exercise of stock options | 32 | 171 | - | - | 203 |
| Share based compensation expense | - | 21 | - | - | 21 |
| Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $651 | - | - | - | 1,049 | 1,049 |
| Net earnings for the year | - | - | 10,936 | - | 10,936 |
| Balance December 31, 2007 | 13,833 | 34,373 | 70,368 | (389) | 118,185 |
| Cash dividends declared, $.60 per share | - | - | (4,168) | - | (4,168) |
| Issuance of 108,132 shares of stock pursuant to dividend reinvestment plan | 216 | 3,487 | - | - | 3,703 |
| Cumulative effect of change in accounting principle related to deferred compensation plan, net of taxes of $46 | - | - | (74) | - | (74) |
| Issuance of 17,520 shares of stock pursuant to exercise of stock options | 35 | 197 | - | - | 232 |
| Share based compensation expense | - | 21 | - | - | 21 |
| Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $111 | - | - | - | (179) | (179) |
| Net earnings for the year | - | - | 11,398 | - | 11,398 |
| Balance December 31, 2008 | 14,084 | 38,078 | 77,524 | (568) | 129,118 |
| Cash dividends declared, $.62 per share | - | - | (4,379) | - | (4,379) |
| Issuance of 95,403 shares of stock pursuant to dividend reinvestment plan | 191 | 3,268 | - | - | 3,459 |
| 19,493 common shares repurchased | (39) | (658) | - | - | (697) |
| Issuance of 29,630 shares of stock pursuant to exercise of stock options | 59 | 312 | - | - | 371 |
| Share based compensation expense | - | 22 | - | - | 22 |
| Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $59 | - | - | - | 96 | 96 |
| Net earnings for the year | - | - | 11,567 | - | 11,567 |
| Balance December 31, 2009 | $ 14,295 | 41,022 | 84,712 | (472) | 139,557 |



See accompanying notes to consolidated financial statements.

**WILSON BANK HOLDING COMPANY**

**Consolidated Statements of Cash Flows**

**Three Years Ended December 31, 2009**

**Increase (Decrease) in Cash and Cash Equivalents**

| | *Dollars In Thousands* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Cash flows from operating activities: | | | |
| Interest received | $ 81,016 | 86,682 | 84,950 |
| Fees received | 10,926 | 11,416 | 10,267 |
| Other income received | 1 | 9 | 89 |
| Proceeds from sales of loans | 154,424 | 75,587 | 88,759 |
| Origination of loans held for sale | (153,978) | (72,744) | (87,448) |
| Interest paid | (31,538) | (41,501) | (44,639) |
| Cash paid to suppliers and employees | (39,649) | (29,412) | (27,096) |
| Income taxes paid | (8,504) | (7,835) | (5,844) |
| Net cash provided by operating activities | 12,698 | 22,202 | 19,038 |
| Cash flows from investing activities: | | | |
| Purchase of available-for-sale securities | (302,570) | (201,831) | (124,354) |
| Proceeds from maturities of available-for-sale securities | 191,216 | 131,232 | 85,679 |
| Proceeds from sale of available-for-sale securities | 56,452 | 86,378 | - |
| Purchase of held-to-maturity securities | (3,181) | (1,659) | (979) |
| Proceeds from maturities of held-to-maturity securities | 2,085 | 4,007 | 1,847 |
| Loans made to customers, net of repayments | (32,989) | (103,483) | (113,248) |
| Purchase of bank premises and equipment | (1,505) | (2,438) | (3,423) |
| Proceeds from sale of fixed assets | - | - | 52 |
| Proceeds from sale of other assets | 367 | 26 | 261 |
| Proceeds from sale of other real estate | 3,482 | 3,540 | 671 |
| Net cash used in investing activities | (86,643) | (84,228) | (153,494) |
| Cash flows from financing activities: | | | |
| Net increase in non-interest bearing, savings, NOW and money market deposit accounts | 43,228 | 25,168 | 25,489 |
| Net increase in time deposits | 18,978 | 40,742 | 70,372 |
| Decrease in securities under agreements to repurchase | (948) | (2,324) | (3,623) |
| Repayments of Federal Home Loan Bank advances, net | (13,798) | (1,659) | (1,622) |
| Dividends paid | (4,379) | (4,168) | (2,306) |
| Proceeds from sale of common stock pursuant to dividend reinvestment | 3,459 | 3,703 | 2,114 |
| Proceeds from sale of common stock pursuant to exercise of stock options | 371 | 232 | 203 |
| Repurchase of common shares | (697) | - | - |
| Net cash provided by financing activities | 46,214 | 61,694 | 90,627 |
| Net decrease in cash and cash equivalents | (27,731) | (332) | (43,829) |
| Cash and cash equivalents at beginning of year | 59,243 | 59,575 | 103,404 |
| Cash and cash equivalents at end of year | $ 31,512 | 59,243 | 59,575 |



See accompanying notes to consolidated financial statements.

**WILSON BANK HOLDING COMPANY**

**Consolidated Statements of Cash Flows, Continued**

**Three Years Ended December 31, 2009**

**Increase (Decrease) in Cash and Cash Equivalents**

| | *Dollars In Thousands* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Reconciliation of net earnings to net cash provided by operating activities: | | | |
| Net earnings | $ 11,567 | 11,398 | 10,936 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion | 2,167 | 2,125 | 1,981 |
| Provision for loan losses | 7,828 | 6,718 | 4,145 |
| Provision for deferred taxes | (1,939) | (882) | 93 |
| Loss on sales of other real estate | 822 | 398 | 136 |
| Loss on sales of other assets | 51 | 15 | 119 |
| Security gains | (500) | (231) | - |
| Loss on restricted equity securities | 88 | - | - |
| Loss on sales of fixed assets | - | 20 | 36 |
| FHLB dividend reinvestment | - | (117) | (43) |
| Increase (decrease) in loans held for sale | (1,486) | 2,493 | 1,031 |
| Increase (decrease) in taxes payable | 614 | 88 | 302 |
| Increase in other assets | (6,255) | - | (103) |
| Decrease (increase) in accrued interest receivable | 794 | 507 | (845) |
| Increase (decrease) in interest payable | (743) | (1,109) | 1,082 |
| Increase (decrease) in accrued expenses | (332) | 758 | 147 |
| Share based compensation expense | 22 | 21 | 21 |
| Total adjustments | 1,131 | 10,804 | 8,102 |
| Net cash provided by operating activities | $ 12,698 | 22,202 | 19,038 |

Supplemental Schedule of Non-Cash Activities:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Unrealized gain (loss) in value of securities available-for-sale, net of taxes of $59,000 in 2009, $111,000 in 2008, and $651,000 in 2007 | $ 96 | (179) | 1,049 |
| Non-cash transfers from loans to other real estate | $ 4,599 | 8,451 | 2,167 |
| Non-cash transfers from other real estate to loans | $ 1,364 | 788 | 647 |
| Non-cash transfers from loans to other assets | $ 359 | 108 | 200 |
| Issuance of 1,724,425 shares of common stock pursuant to a 4 for 3 stock split | $ - | - | 3,450 |



See accompanying notes to consolidated financial statements.

## *(1)* ***Summary of Significant Accounting Policies***

The accounting and reporting policies of Wilson Bank Holding Company ("the Company") and Wilson Bank & Trust ("Wilson Bank") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

*Accounting Standards Codification* - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission ("SEC"). Nonauthoritative guidance and literature would include, among other things , FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10, "Generally Accepted Accounting Principles," became applicable beginning in third quarter 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references, except for SFAS references that have not been integrated into the codification.

### *(a)* ***Principles of Consolidation***

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Wilson Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

### *(b)* ***Nature of Operations***

Wilson Bank operates under a state bank charter and provides full banking services. As a state bank, Wilson Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The areas served by Wilson Bank include Wilson County, DeKalb County, Rutherford County, Smith County, Trousdale County, and eastern Davidson County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and twenty-two branch locations.

### *(c)* ***Estimates***

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

### *(d)* ***Significant Group Concentrations of Credit Risk***

Most of the Company's activities are with customers located within Middle Tennessee. The types of securities in which the Company invests in are included in note 3. The types of lending in which the Company engages in are included in note 2. The Company does not have any significant concentrations to any one industry or customer other than as disclosed in note 2.

*(1)* ***Summary of Significant Accounting Policies, Continued***

*(e)* ***Loans***

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Middle Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses, and any unamortized deferred fees or costs on originated loans, and premiums or discounts on purchased loans.

Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

Generally the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

*(f)* ***Allowance for Loan Losses***

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment

## (1) Summary of Significant Accounting Policies, Continued

### (f) Allowance for Loan Losses, Continued

record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

### (g) Debt and Equity Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

FASB recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). See the "Impact of New Accounting Standards" section for additional information.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

No securities have been classified as trading securities.

### (h) Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank ("FHLB") system, is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. In December, 2008, the FHLB declared a moratorium on the redemption of its stock. At its discretion, the FHLB may declare dividends on the stock. However, in 2009, the FHLB suspended its first quarter 2009 dividend and disclosed that dividends for the remainder of 2009 are unlikely. Management reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

## *(1)* ***Summary of Significant Accounting Policies, Continued***

### *(i)* ***Loans Held for Sale***

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. For loans carried at lower of cost or fair value, gains and losses on loans sales (sales proceeds minus carrying value) are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

### *(j)* ***Premises and Equipment***

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

### *(k)* ***Other Real Estate***

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance *[any direct write-downs]* are included in net expenses from foreclosed assets.

### *(l)* ***Intangible Assets***

FASB ASC 310, "Goodwill and Other Intangible Assets" requires that management determine the allocation of intangible assets into identifiable groups at the date of acquisition and appropriate amortization periods be established. Under the provisions of FASB ASC 310, goodwill is not to be amortized; rather, it is to be monitored for impairment and written down to the impairment value at the time impairment occurs. The Company has determined that no impairment loss needs to be recognized related to the goodwill.

### *(m)* ***Cash and Cash Equivalents***

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. Management makes deposits only with financial institutions it considers to be financially sound.

### *(n)* ***Long-Term Assets***

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

### *(o)* ***Securities Sold Under Agreements to Repurchase***

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by Federal deposit insurance.

## *(1)* ***Summary of Significant Accounting Policies, Continued***

### *(p)* ***Income Taxes***

The Company accounts for Income Taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). On January 1, 2007, the Company adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

### *(q)* ***Stock Options***

Stock compensation accounting guidance (FASB ASC 718, *Compensation - Stock Compensation*) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options.

### *(r)* ***Stock Split***

The Company's Board of Directors approved a 4 for 3 stock split effective May 31, 2007. Each stockholder received four (4) shares of common stock in exchange for each three (3) shares owned with no allowance for fractional shares.

### *(s)* ***Advertising Costs***

Advertising costs are expensed as incurred by the Company and totaled $802,000, $939,000 and $898,000 for 2009, 2008 and 2007, respectively.

## *(1)* ***Summary of Significant Accounting Policies, Continued***

### *(t)* ***Earnings Per Share***

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

### *(u)* ***Fair Value of Financial Instruments***

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 23 of the consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

### *(v)* ***Reclassifications***

Certain reclassifications have been made to the 2008 and 2007 figures to conform to the presentation for 2009.

### *(w)* ***Off-Balance-Sheet Financial Instruments***

In the ordinary course of business Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

### *(x)* ***Impact of New Accounting Standards***

The Company adopted new accounting guidance for interim disclosures about fair value of financial instruments ("Pending Content" of FASB ASC 825, *Financial Instruments*). This recent accounting guidance requires disclosure of qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The adoption of this guidance had no effect on how the Company accounts for these instruments.

Effective April 1, 2009, the Company adopted the new accounting guidance related to recognition and presentation of other-than-temporary impairment ("Pending Content" of FASB ASC 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment loses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The adoption of this guidance did not have an impact on the Company's financial statements.

## (1) Summary of Significant Accounting Policies, Continued

### (x) Impact of New Accounting Standards, Continued

The Company adopted new accounting guidance for disclosures about derivative instruments and hedging activities ("Pending Content" of FASB ASC 815-10). The recent derivatives and hedging activities accounting guidance requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Company's financial position, financial performance and cash flows. This guidance is effective for the Company's financial statements for the year beginning on January 1, 2009. The adoption of the recent derivative and hedging activities accounting guidance did not impact the Company's financial condition or results of operations.

The Company adopted new accounting guidance related to noncontrolling interests in consolidated financial statements ("Pending Content" of FASB ASC 810, *Consolidation*). The recent consolidation accounting guidance requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. The recent guidance also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. This consolidation accounting guidance was effective for the Company's financial statements for the year beginning on January 1, 2009. The adoption had no effect on the Company's financial statements.

The Company adopted accounting guidance related to fair value measurements and disclosures (FASB ASC 820, *Fair Value Measurements and Disclosures*). This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The effect of adoption was not material.

The Company adopted accounting guidance related to the fair value option for financial assets and financial liabilities (FASB ASC 825, *Financial Instruments*). This guidance provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This guidance was effective for the Company on January 1, 2008. The adoption did not have a material effect on the Company's financial statements.

FASB issued ASU 2009-05 ("Pending Content" of FASB ASC 820) which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data. If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in FASB ASC 820 for fair value measurements and disclosures. When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements. In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities. This guidance is effective for the Company as of December 31, 2009, with adoption applied prospectively. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

In addition, the following accounting pronouncements were issued by FASB, but are not yet effective.

FASB issued accounting guidance (FASB Statement No. 166) which modifies certain guidance contained in the *Transfers and Servicing* topic of FASB ASC (FASB ASC 860). This standard eliminates the concept of qualifying special purpose entities, provides guidance as to when a portion of a transferred financial asset can be evaluated for sale accounting, provides additional guidance with regard to accounting for transfers of financial assets and requires additional disclosures. This guidance is effective for the Company as of January 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

*(1)* ***Summary of Significant Accounting Policies, Continued***

*(x)* ***Impact of New Accounting Standards, Continued***

FASB also amended several key consolidation provisions related to Variable interest entities (VIEs) (FASB Statement No. 167), which are included in the *Consolidation* topic of FASB ASC (FASB ASC 810). First, the scope of the recent guidance includes entities that are currently designated as qualifying special purpose entities (QSTEs). Second, this guidance changes the approach companies use to identify the VIEs for which they are deemed to be the primary beneficiary and are required to consolidate. Under existing rules, the primary beneficiary is the entity that absorbs the majority of a VIEs losses and receives the majority of the VIE's returns. The guidance identifies a VIE's primary beneficiary as the entity that has the power to direct the VIE's significant activities, and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. Third, this guidance requires companies to continually reassess whether they are the primary beneficiary of a VIE. Existing rules only require companies to reconsider primary beneficiary conclusions when certain triggering events have occurred. This guidance requires additional disclosures about VIE. The recent guidance is effective for the Company as of January 1, 2010, and applies to all current QSSEs and VIEs and VIEs created after the effective date. The Company anticipates no material impact on the financial statements as a result of adopting this standard.

*(2)* ***Loans and Allowance for Loan Losses***

The classification of loans at December 31, 2009 and 2008 is as follows:

| | *In Thousands* | |
|---|---|---|
| | 2009 | 2008 |
| Mortgage loans on real estate: | | |
| Residential 1-4 family | $ 374,684 | 365,312 |
| Multifamily | 5,526 | 5,810 |
| Commercial | 324,824 | 274,309 |
| Construction | 198,732 | 208,083 |
| Farmland | 14,090 | 15,081 |
| Second mortgages | 16,847 | 18,091 |
| Equity lines of credit | 35,954 | 33,144 |
| Total mortgage loans on real estate | 970,657 | 919,830 |
| Commercial loans | 74,748 | 90,164 |
| Agriculture loans | 3,093 | 4,159 |
| Consumer installment loans: | | |
| Personal | 60,792 | 67,880 |
| Credit cards | 2,973 | 2,903 |
| Total consumer installment loans | 63,765 | 70,783 |
| Other loans | 4,413 | 5,541 |
| Net deferred loan fees | (1,415) | (1,292) |
| Total loans | 1,115,261 | 1,089,185 |
| Less: Allowance for loan losses | (16,647) | (12,138) |
| Loans, net | $ 1,098,614 | 1,077,047 |

(2) ***Loans and Allowance for Loan Losses, Continued***

At December 31, 2009, variable rate loans were $656,480,000 and fixed rate loans totaled $458,781,000. At December 31, 2008, variable rate and fixed rate loans totaled $639,402,000 and $449,783,000, respectively.

In the normal course of business, Wilson Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $12,305,000 and $12,966,000 at December 31, 2009 and 2008, respectively. As of December 31, 2009, none of these loans were restructured, nor were any related party loans charged-off during the past three years nor did they involve more than the normal risk of collectibility or present other unfavorable features.

An analysis of the activity with respect to such loans to related parties is as follows:

| | *In Thousands* | |
|---|---|---|
| | December 31, | |
| | 2009 | 2008 |
| Balance, January 1 | $ 12,966 | $ 15,889 |
| New loans and renewals during the year | 11,441 | 18,124 |
| Repayments (including loans paid by renewal) during the year | (12,102) | (21,047) |
| Balance, December 31 | $ 12,305 | $ 12,966 |

A director of the Company performs appraisals related to certain loan customers. Fees paid to the director for these services were $359,000 in 2009, $195,000 in 2008, and $210,000 in 2007.

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2009, the Company had $4,465,000 in commercial real estate loans that were modified in troubled debt restructurings and impaired.

The following table presents the Company's impaired loans at December 31, 2009.

| | *In Thousands* | |
|---|---|---|
| | December 31, | |
| | 2009 | 2008 |
| Impaired loans without a valuation allowance | $ 23,982 | 9,330 |
| Impaired loans with a valuation allowance | 21,770 | 1,078 |
| Total impaired loans | $ 45,752 | 10,408 |
| Valuation allowances related to impaired loans | $ 5,260 | 1,810 |
| Total nonaccrual loans | $ 25,514 | 10,408 |
| Total loans past-due ninety days or more and still accruing | $ 4,069 | 3,716 |

## *(2) Loans and Allowance for Loan Losses, Continued*

| | In Thousands | |
|---|---|---|
| | Years Ended December 31, | |
| | 2009 | 2008 |
| Average investments in impaired loans | $ 35,305 | 9,185 |

Interest income recognized on impaired loans during 2009 on an accrual and cash basis amounted to $892,000 and $525,000, respectively.

Had interest or nonaccrual loans been accrued, interest income would have been increased by approximately $978,000 in 2009, $370,000 in 2008 and $128,000 in 2007.

Transactions in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 are summarized as follows:

| | In Thousands | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Balance, beginning of year | $ 12,138 | 9,473 | 10,209 |
| Provision charged to operating expense | 7,828 | 6,718 | 4,145 |
| Loans charged off | (3,670) | (4,467) | (5,185) |
| Recoveries on losses | 351 | 414 | 304 |
| Balance, end of year | $ 16,647 | 12,138 | 9,473 |

The Company's principal customers are primarily in the Middle Tennessee area with a concentration in Wilson County, Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

In 2009, 2008 and 2007, the Company originated and sold loans in the secondary market of $153,978,000, $72,744,000 and $87,448,000, respectively. The gain on sale of these loans totaled $1,932,000, $350,000 and $280,000 in 2009, 2008 and 2007, respectively.

Of the loans sold in the secondary market, the recourse to Wilson Bank is limited. On loans sold to the Federal Home Loan Mortgage Corporation, Wilson Bank has a recourse obligation for one year from the purchase date. At December 31, 2009, there were no loans sold to the Federal Home Loan Mortgage Corporation with existing recourse. All other loans sold in the secondary market provide the purchaser recourse to Wilson Bank for a period of 90 days up to one year from the date of purchase and only in the event of a default by the borrower pursuant to the terms of the individual loan agreement. At December 31, 2009, total loans sold with recourse to Wilson Bank, including those sold to the Federal Home Loan Mortgage Corporation, aggregated $142,521,000. At December 31, 2009, Wilson Bank had not been required to repurchase any of the loans originated by Wilson Bank and sold in the secondary market. Management expects no loss to result from these recourse provisions.

*(3)* ***Debt and Equity Securities***

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. Debt and equity securities at December 31, 2009 consist of the following:

| | Securities Held-To-Maturity In Thousands | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| Mortgage-backed: | | | | |
| Government-sponsored enterprises (GSEs)* residential | $ 14 | - | - | 14 |
| Obligations of states and political subdivisions | 12,156 | 458 | 20 | 12,594 |
| | $ 12,170 | 458 | 20 | 12,608 |

| | Securities Available-For-Sale In Thousands | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| U.S. Government and Federal agencies | $ 1,000 | 5 | - | 1,005 |
| U.S. Government-sponsored enterprises (GSEs)* | 246,541 | 636 | 1,485 | 245,692 |
| Mortgage-backed: GSE residential | 1,349 | 37 | - | 1,386 |
| Obligations of states and political subdivisions | 1,522 | 42 | - | 1,564 |
| | $ 250,412 | 720 | 1,485 | 249,647 |

*Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Banks, Federal Farm Credit Banks, and Government National Mortgage Association.

The Company's classification of securities at December 31, 2008 is as follows:

| | Securities Held-To-Maturity In Thousands | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| Obligations of states and political subdivisions | $ 11,074 | 91 | 162 | 11,003 |
| Mortgage-backed securities | 19 | - | 1 | 18 |
| | $ 11,093 | 91 | 163 | 11,021 |

## (3) Debt and Equity Securities, Continued

| | Securities Available-For-Sale In Thousands | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| U.S. Treasury and other U.S. Government agencies and corporations | $ 146,876 | 464 | 1,582 | 145,758 |
| Obligations of states and political subdivisions | 1,523 | - | 76 | 1,447 |
| Mortgage-backed securities | 46,688 | 330 | 56 | 46,962 |
| | $ 195,087 | 794 | 1,714 | 194,167 |

The amortized cost and estimated market value of debt securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| Securities Held-To-Maturity | In Thousands Amortized Cost | Estimated Market Value |
|---|---|---|
| Due in one year or less | $ 1,112 | 1,126 |
| Due after one year through five years | 5,509 | 5,754 |
| Due after five years through ten years | 3,977 | 4,172 |
| Due after ten years | 1,558 | 1,542 |
| | 12,156 | 12,594 |
| Mortgage-backed securities | 14 | 14 |
| | $ 12,170 | 12,608 |

| Securities Available-For-Sale | In Thousands Amortized Cost | Estimated Market Value |
|---|---|---|
| Due in one year or less | $ 1,000 | 1,005 |
| Due after one year through five years | 67,754 | 67,807 |
| Due after five years through ten years | 150,133 | 149,074 |
| Due after ten years | 30,176 | 30,375 |
| | 249,063 | 248,261 |
| Mortgage-backed securities | 1,349 | 1,386 |
| | $ 250,412 | 249,647 |

(3) ***Debt and Equity Securities, Continued***

Results from sales of debt and equity securities are as follows:

| | In Thousands | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Gross proceeds | $ 56,452 | 86,378 | - |
| Gross realized gains | $ 551 | 425 | - |
| Gross realized losses | 51 | 194 | - |
| Net realized gains | $ 500 | 231 | - |

Securities carried in the balance sheet of approximately $119,939,000 (approximate market value of $119,741,000) and $108,884,000 (approximate market value of $108,428,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2009 and 2008, respectively.

Included in the securities above are $11,453,000 (approximate market value of $11,884,000) and $10,371,000 (approximate market value of $10,322,000) at December 31, 2009 and 2008, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $36,000 (approximate market value of $37,000) and $60,000 (approximate market value of $60,000) at December 31, 2009 and 2008, respectively.

*Temporarily Impaired Securities*

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009.

Available for sale and held to maturity securities that have been in a continuous unrealized loss position are as follows:

| | In Thousands, Except Number of Securities | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Less than 12 Months | | | 12 Months or More | | | Total | |
| | Fair Value | Unrealized Losses | Number of Securities Included | Fair Value | Unrealized Losses | Number of Securities Included | Fair Value | Unrealized Losses |
| Held to Maturity Securities: | | | | | | | | |
| Debt securities: | | | | | | | | |
| Mortgage-backed: | | | | | | | | |
| GSE residential | $ 2 | $ - | 1 | $ 9 | $ - | 1 | $ 11 | $ - |
| Obligations of states and political subdivisions | 599 | 9 | 2 | 1,040 | 11 | 4 | 1,639 | 20 |
| | $ 601 | $ 9 | 3 | $1,049 | $ 11 | 5 | $ 1,650 | $ 20 |
| Available-for-Sale Securities: | | | | | | | | |
| Debt securities: | | | | | | | | |
| U.S. Government and Federal agencies GSEs | $ -<br>149,048 | $ -<br>1,401 | -<br>35 | $ -<br>2,906 | $ -<br>84 | -<br>1 | $ -<br>151,954 | $ -<br>1,485 |
| Mortgage-backed: GSE residential | - | - | - | 4 | - | 2 | 4 | - |
| Obligations of states and political subdivisions | - | - | - | - | - | - | - | - |
| | $ 149,048 | $ 1,401 | 35 | $2,910 | $ 84 | 3 | $ 151,958 | $ 1,485 |

## *(4)* ***Restricted Equity Securities***

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $3,012,000 at December 31, 2009 and 2008, respectively, and the stock of Silverton Financial Services, Inc. amounting to $88,000 at December 31, 2008. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

Due to the failure of Silverton Bank, the investment in Silverton Financial Services, Inc. was written off during 2009.

## *(5)* ***Premises and Equipment***

The detail of premises and equipment at December 31, 2009 and 2008 is as follows:

| | In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| Land | $ 13,384 | 12,424 |
| Buildings | 20,544 | 20,512 |
| Leasehold improvements | 140 | 140 |
| Furniture and equipment | 7,292 | 6,779 |
| Automobiles | 177 | 177 |
| | 41,537 | 40,032 |
| Less accumulated depreciation | (10,672) | (8,997) |
| | $ 30,865 | 31,035 |

Building additions during 2008 include payments of $229,000 to a construction company owned by a director of the Company. In addition, during 2009 payments of $299,000 were made to the director for building repairs and maintenance.

Depreciation expense was $1,675,000, $1,794,000 and $1,629,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

## *(6)* ***Acquired Intangible Assets and Goodwill***

The intangible assets result from the excess of purchase price over the applicable book value of the net assets acquired of 50% owned subsidiaries in 2005:

Amortizable intangible assets:

| | In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| Premium on purchased deposits | $ 2,787 | 2,787 |
| Accumulated amortization | 1,883 | 1,487 |
| | $ 904 | 1,300 |

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Amortization expense | $ 396 | 396 | 396 |

## (6) *Acquired Intangible Assets and Goodwill, Continued*

Estimated amortization expense:

| For the Year Ended | |
|---|---|
| 2010 | $ 396 |
| 2011 | 396 |
| 2012 | 112 |

The premium on purchased deposits is being amortized on a straight-line basis over 7 years.

| | In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| Goodwill: | | |
| Balance at January 1, | $ 4,805 | 4,805 |
| Goodwill acquired during year | - | - |
| Impairment loss | - | - |
| Balance at December 31, | $ 4,805 | 4,805 |

## (7) *Other Assets*

Other assets were $10,508,000 and $4,527,000 at December 31, 2009 and 2008, respectively. During 2009, the Federal Deposit Insurance Corporation ("FDIC") required all members to prepay three years of estimated deposit insurance premiums. The Company's assessment was $7,176,000 and is included in other assets as a prepaid expense at December 31, 2009.

## (8) *Deposits*

Deposits at December 31, 2009 and 2008 are summarized as follows:

| | In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| Demand deposits | $ 94,947 | $ 90,795 |
| Savings accounts | 39,657 | 34,658 |
| Negotiable order of withdrawal accounts | 196,239 | 168,246 |
| Money market demand accounts | 224,742 | 218,658 |
| Certificates of deposit $100,000 or greater | 336,527 | 334,990 |
| Other certificates of deposit | 327,660 | 326,235 |
| Individual retirement accounts $100,000 or greater | 41,821 | 28,215 |
| Other individual retirement accounts | 49,113 | 46,703 |
| | $ 1,310,706 | 1,248,500 |

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2009 are as follows:

| Maturity | (In Thousands) Total |
|---|---|
| 2010 | $ 570,650 |
| 2011 | 98,544 |
| 2012 | 76,359 |
| 2013 | 3,847 |
| 2014 | 5,573 |
| Thereafter | 148 |
| | $ 755,121 |

At December 31, 2009, certificates of deposit and individual retirement accounts in denominations of $100,000 or more amounted to $378,348,000 as compared to $363,205,000 at December 31, 2008.

## (8) *Deposits, Continued*

The aggregate amount of overdrafts reclassified as loans receivable was $354,000 and $444,000 at December 31, 2009 and 2008, respectively.

Wilson Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2009 and 2008 were approximately $2,750,000 and $15,815,000, respectively.

## (9) *Securities Sold Under Repurchase Agreements*

Securities sold under repurchase agreements were $6,499,000 and $7,447,000 at December 31, 2009 and 2008, respectively. The maximum amounts of outstanding repurchase agreements at any month end during 2009 and 2008 was $7,810,000 and $9,827,000, respectively. The average daily balance outstanding during 2009, 2008 and 2007 was $6,087,000, $8,682,000 and $7,804,000, respectively. The weighted-average interest rate on the outstanding balance at December 31, 2009 and 2008 was 1.67% and 1.75%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

## (10) *Advances from Federal Home Loan Bank*

The advances from the Federal Home Loan Bank at December 31, 2009 and 2008 consist of the following:

| | *In Thousands* | | | |
|---|---|---|---|---|
| | December 31, | | | |
| | 2009 | | 2008 | |
| | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| Fixed-rate advances | $ 13 | 7.09% | $ 13,811 | 4.72% |

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2009:

| Year Ending December 31, | *In Thousands* Amount |
|---|---|
| 2010 | $ 13 |

These advances are collateralized by a required blanket pledge of qualifying mortgage loans.

## (11) *Non-Interest Income and Non-Interest Expense*

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

| | *In Thousands* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Non-interest income: | | | |
| Service charges on deposits | $ 5,786 | 6,034 | 6,506 |
| Other fees | 5,140 | 5,382 | 3,832 |
| Security gains, net | 500 | 231 | - |
| Gains on sales of loans | 1,932 | 350 | 280 |
| Other income | 1 | 9 | 18 |
| | $ 13,359 | 12,006 | 10,636 |

## (11) Non-Interest Income and Non-Interest Expense, Continued

| | In Thousands | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Non-interest expense: | | | |
| Employee salaries and benefits | $ 18,677 | 17,972 | 16,466 |
| Occupancy expenses | 2,481 | 2,288 | 2,111 |
| Furniture and equipment expenses | 1,421 | 1,541 | 1,434 |
| Loss on sale of fixed assets | - | 20 | 36 |
| Loss on sales of other assets, net | 51 | 15 | 119 |
| Loss on sales of other real estate, net | 822 | 398 | 136 |
| Data processing expenses | 1,042 | 1,084 | 974 |
| FDIC insurance | 2,504 | 828 | 129 |
| Directors' fees | 783 | 807 | 808 |
| Other operating expenses | 8,334 | 7,861 | 7,264 |
| | $ 36,115 | 32,814 | 29,477 |

## (12) Income Taxes

The components of the net deferred tax asset are as follows:

| | In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| Deferred tax asset: | | |
| Federal | $ 6,023 | 4,563 |
| State | 1,007 | 728 |
| | 7,030 | 5,291 |
| Deferred tax liability: | | |
| Federal | (1,306) | (1,422) |
| State | (267) | (291) |
| | (1,573) | (1,713) |
| | $ 5,457 | 3,578 |

The tax effects of each type of significant item that gave rise to deferred tax assets (liabilities) are:

| | In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| Financial statement allowance for loan losses in excess of tax allowance | $ 6,150 | 4,443 |
| Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements | (747) | (735) |
| Financial statement deduction for deferred compensation in excess of deduction for tax purposes | 587 | 496 |
| Financial statement income on FHLB stock dividends not recognized for tax purposes | (480) | (480) |
| Deposit base premium related to acquisition of minority interest | (346) | (498) |
| Unrealized loss on securities available-for-sale | 293 | 352 |
| | $ 5,457 | 3,578 |

## *(12)* ***Income Taxes, Continued***

The components of income tax expense (benefit) are summarized as follows:

| | In Thousands | | |
|---|---|---|---|
| | Federal | State | Total |
| 2009 | | | |
| Current | $ 7,591 | 1,528 | 9,119 |
| Deferred | (1,626) | (313) | (1,939) |
| Total | $ 5,965 | 1,215 | 7,180 |
| 2008 | | | |
| Current | $ 6,620 | 1,303 | 7,923 |
| Deferred | (758) | (124) | (882) |
| Total | $ 5,862 | 1,179 | 7,041 |
| 2007 | | | |
| Current | $ 5,199 | 947 | 6,146 |
| Deferred | 38 | 55 | 93 |
| Total | $ 5,237 | 1,002 | 6,239 |

A reconciliation of actual income tax expense of $7,180,000, $7,041,000 and $6,239,000 for the years ended December 31, 2009, 2008 and 2007, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

| | In Thousands | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Computed "expected" tax expense | $ 6,374 | 6,269 | 5,839 |
| State income taxes, net of Federal income tax benefit | 818 | 775 | 622 |
| Tax exempt interest, net of interest expense exclusion | (199) | (218) | (204) |
| Federal income tax rate in excess of statutory rate related to taxable income over $10 million | 216 | 187 | 76 |
| Earnings on cash surrender value of life insurance | (29) | (16) | (14) |
| Expenses not deductible for tax purposes | 25 | 26 | 51 |
| Stock based compensation expense | 7 | 7 | 7 |
| Other | (32) | 11 | (138) |
| | $ 7,180 | 7,041 | 6,239 |

Total income tax expense for 2009 and 2008, includes $191,000 and $88,000 expense related to the realized gain and loss, respectively, on sale of securities. There were no sales of securities in 2007.

As of December 31, 2009, 2008 or 2007 the Company has not accrued or recognized interest or penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

There were no unrecognized tax benefits at December 31, 2009.

*(12)* ***Income Taxes, Continued***

Wilson Bank does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months. Included in the balance at December 31, 2009, were approximately $7.0 million of tax positions (deferred tax assets) for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company and its subsidiary file income tax returns in the United States ("U.S."), as well as in the State of Tennessee. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2005, which would include audits of acquired entities. The Company's Federal tax returns have been audited through December 31, 2003 with no changes.

*(13)* ***Commitments and Contingent Liabilities***

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.

Wilson Bank leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

| Years Ending December 31, | *In Thousands* |
|---|---|
| 2010 | $ 139 |
| 2011 | 112 |
| 2012 | 71 |
| 2013 | 29 |
| 2014 | 15 |
| Thereafter | 4 |
| | $ 370 |

Total rent expense amounted to $185,000, $179,000 and $179,000, respectively, during the years ended December 31, 2009, 2008 and 2007.

The Company has lines of credit with other financial institutions totaling $35,000,000. At December 31, 2009 and 2008, there was no balance outstanding under these lines of credit.

*(14)* ***Financial Instruments with Off-Balance-Sheet Risk***

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

## (14) *Financial Instruments with Off-Balance-Sheet Risk, Continued*

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

| | *In Thousands* Contract or Notional Amount | |
|---|---|---|
| | 2009 | 2008 |
| Financial instruments whose contract amounts represent credit risk: | | |
| Unused commitments to extend credit | $ 152,715 | 189,692 |
| Standby letters of credit | 17,612 | 22,005 |
| Total | $ 170,327 | 211,697 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates; thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $17.6 million at December 31, 2009.

## (15) *Concentration of Credit Risk*

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of Wilson Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2009, the Company's cash and due from banks and federal funds sold included commercial bank deposits aggregating $5,365,000 in excess of the Federal Deposit Insurance Corporation limit of $250,000 per depositor.

Federal funds sold were deposited with five banks.

## (16) *Employee Benefit Plan*

Wilson Bank has in effect a 401(k) plan (the "401(k) Plan") which covers eligible employees. To be eligible an employee must have obtained the age of 20 1/2. The provisions of the 401(k) Plan provide for both employee and employer contributions. For the years ended December 31, 2009, 2008 and 2007, Wilson Bank contributed $1,310,000, $1,225,000 and $1,099,000, respectively, to the 401(k) Plan.

## *(17)* ***Dividend Reinvestment Plan***

Under the terms of the Company's dividend reinvestment plan (the "DRIP") holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 95,403 in 2009, 108,132 in 2008 and 53,518 in 2007 were sold to participants under the terms of the DRIP.

## *(18)* ***Regulatory Matters and Restrictions on Dividends***

The Company and Wilson Bank are subject to regulatory capital requirements administered by the Federal Deposit Insurance Corporation, the Federal Reserve and the Tennessee Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 and 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2009 and 2008, are also presented in the table:

| | *Actual* | | *Minimum Capital Requirement* | | *Minimum To Be Well Capitalized Under Prompt Corrective Action Provision* | |
|---|---|---|---|---|---|---|
| | *Amount* | *Ratio* | *Amount* | *Ratio* | *Amount* | *Ratio* |
| | | | *(dollars in thousands)* | | | |
| **December 31, 2009:** | | | | | | |
| Total capital to risk weighted assets: | | | | | | |
| Consolidated | $ 149,678 | 12.2% | $ 98,149 | 8.0% | N/A | N/A |
| Wilson Bank | 149,340 | 12.2 | 97,927 | 8.0 | $ 122,410 | 10.0% |
| Tier 1 capital to risk weighted assets: | | | | | | |
| Consolidated | 134,320 | 10.9 | 49,292 | 4.0 | N/A | N/A |
| Wilson Bank | 133,982 | 10.9 | 49,168 | 4.0 | 73,752 | 6.0 |
| Tier 1 capital to average assets: | | | | | | |
| Consolidated | 134,320 | 9.3 | 57,772 | 4.0 | N/A | N/A |
| Wilson Bank | 133,482 | 9.3 | 57,412 | 4.0 | 71,764 | 5.0 |

(18) ***Regulatory Matters and Restrictions on Dividends, Continued***

| | Actual | | Minimum Capital Requirement | | Minimum To Be Well Capitalized Under Prompt Corrective Action Provision | |
|---|---|---|---|---|---|---|
| | *Amount* | *Ratio* | *Amount* | *Ratio* | *Amount* | *Ratio* |
| | | | *(dollars in thousands)* | | | |
| **December 31, 2008:** | | | | | | |
| Total capital to risk weighted assets: | | | | | | |
| Consolidated | $ 137,442 | 12.5% | $ 87,963 | 8.0% | N/A | N/A |
| Wilson Bank | 136,672 | 12.5 | 87,470 | 8.0 | $ 109,338 | 10.0% |
| Tier 1 capital to risk weighted assets: | | | | | | |
| Consolidated | 124,881 | 11.4 | 43,818 | 4.0 | N/A | N/A |
| Wilson Bank | 124,111 | 11.3 | 43,933 | 4.0 | 65,900 | 6.0 |
| Tier 1 capital to average assets: | | | | | | |
| Consolidated | 124,881 | 9.0 | 55,503 | 4.0 | N/A | N/A |
| Wilson Bank | 124,111 | 8.9 | 55,780 | 4.0 | 69,725 | 5.0 |

(19) ***Deferred Compensation Plan***

Wilson Bank provides its executive officers a deferred compensation plan (the "Deferred Compensation Plan"), which also provides for death and disability benefits. The Deferred Compensation Plan was established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. There were ten employees participating in the Deferred Compensation Plan at December 31, 2009.

The Deferred Compensation Plan provides retirement benefits for a period of 180 months after the employee reaches the age of 65 and/or age 55 after 20 years of service. The Deferred Compensation Plan also provides benefits over a period of fifteen years in the event the executive should die or become disabled prior to reaching retirement. Wilson Bank has purchased insurance policies or other assets to provide the benefits listed above. The insurance policies remain the sole property of Wilson Bank and are payable to Wilson Bank. At December 31, 2009 and 2008, the deferred compensation liability totaled $1,534,000 and $1,294,000, respectively, the cash surrender value of life insurance was $1,497,000 and $1,398,000, respectively, and the face amount of the insurance policies in force approximated $5,358,000 and $5,358,000, respectively. The Deferred Compensation Plan is not qualified under Section 401 of the Internal Revenue Code.

(20) ***Stock Option Plan***

In April, 1999, the stockholders of the Company approved the Wilson Bank Holding Company 1999 Stock Option Plan (the "1999 Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 200,000 shares of common stock, to officers and other key employees of the Company and its subsidiaries. Furthermore, the Company may reserve additional shares for issuance under the Stock Option Plan as needed in order that the aggregate number of shares that may be issued during the term of the Stock Option Plan is equal to five percent (5%) of the shares of common stock then issued and outstanding.

## *(20)* ***Stock Option Plan, Continued***

In April, 2009, the Company's shareholders approved the Wilson Bank Holding Company 2009 Stock Option Plan (the "2009 Stock Option Plan"). The 2009 Stock Option Plan is effective as of April 14, 2009 and replaces the 1999 Stock Option Plan which expired on April 13, 2009. Under the 2009 Stock Option Plan, awards may be in the form of options to acquire common stock of the Company. Subject to adjustment as provided by the terms of the 2009 Stock Option Plan, the maximum number of shares of common stock with respect to which awards may be granted under the 2009 Stock Option Plan is 75,000 shares. As of December 31, 2009, the Company has granted no options to employees pursuant to the 2009 Stock Option Plan.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2009, 2008 and 2007:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Expected dividends | 2.24% | 2.2% | 4.8% |
| Expected term (in years) | 7.75 | 7.75 | 7.75 |
| Expected volatility | 15% | 15% | 15% |
| Risk-free rate | 2.07% | 5.16% | 4.32% |

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

A summary of the stock option activity for 2009, 2008 and 2007 is as follows:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 66,586 | $ 18.19 | 84,130 | $ 16.76 | 97,304 | $ 15.34 |
| Granted | 6,250 | 35.75 | 2,499 | 31.70 | 6,001 | 29.63 |
| Exercised | (29,630) | 12.54 | (17,520) | 13.23 | (16,107) | (12.61) |
| Forfeited or expired | (1,836) | 21.72 | (2,523) | 18.24 | (3,068) | (18.89) |
| Outstanding at end of year | 41,370 | $ 24.73 | 66,586 | $ 18.19 | 84,130 | $ 16.76 |
| Options exercisable at year end | 9,851 | $ 21.12 | 26,572 | $ 14.38 | 30,549 | $ 13.47 |

## *(20)* ***Stock Option Plan, Continued***

The following table summarizes information about fixed stock options outstanding at December 31, 2009:

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 12/31/09 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Number Exercisable at 12/31/09 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
| \$ 11.46 - \$ 17.19 | 10,595 | \$ 15.73 | 2.4 years | 4,257 | \$ 15.95 | 2.5 years |
| \$ 17.20 - \$ 25.79 | 11,423 | \$ 22.43 | 4.7 years | 3,311 | \$ 22.76 | 4.8 years |
| \$ 25.80 - \$ 35.75 | 19,352 | \$ 31.02 | 7.0 years | 2,283 | \$ 28.41 | 5.9 years |
| | 41,370 | | | 9,851 | | |
| Aggregate intrinsic value (in thousands) | \$ 518 | | | \$ 159 | | |

The weighted average fair value at the grant date of options granted during the years 2009, 2008 and 2007 was \$4.68, \$7.48 and \$1.16, respectively. The total intrinsic value of options exercised during the years 2009, 2008 and 2007 was \$732,000, \$386,000 and \$311,000, respectively.

As of December 31, 2009, there was \$58,000 of total unrecognized cost related to non-vested share-based compensation arrangements grant under the Company's stock option plans. The cost is expected to be recognized over a weighted-average period of 2.7 years.

## *(21)* ***Earnings Per Share***

The following is a summary of the components comprising basic and diluted earnings per share ("EPS"):

| | *In Thousands (except share data)* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007* |
| Basic EPS Computation: | | | |
| Numerator - Earnings available to common stockholders | \$ 11,567 | 11,398 | 10,936 |
| Denominator - Weighted average number of common shares outstanding | 7,101,084 | 6,996,442 | 6,901,447 |
| Basic earnings per common share | \$ 1.63 | 1.63 | 1.58 |
| Diluted EPS Computation: | | | |
| Numerator - Earnings available to common stockholders | \$ 11,567 | 11,398 | 10,936 |
| Denominator: | | | |
| Weighted average number of common shares outstanding | 7,101,084 | 6,996,442 | 6,901,447 |
| Dilutive effect of stock options | 11,232 | 29,379 | 35,994 |
| | 7,112,316 | 7,025,821 | 6,937,441 |
| Diluted earnings per common share | \$ 1.63 | 1.62 | 1.58 |

*Share and per share data for 2007 has been restated to reflect a 4 for 3 stock split effective May 7, 2007.

*(22) Wilson Bank Holding Company - Parent Company Financial Information*

**WILSON BANK HOLDING COMPANY**
**(Parent Company Only)**

**Balance Sheets**

**December 31, 2009 and 2008**

| | Dollars In Thousands | |
|---|---|---|
| | 2009 | 2008 |
| ASSETS | | |
| Cash | $ 110* | 554* |
| Investment in wholly-owned commercial bank subsidiary | 139,219* | 128,348* |
| | 228 | 216 |
| Total assets | $ 139,557 | 129,118 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Stockholders' equity: | | |
| Common stock, par value $2.00 per share, authorized 10,000,000 shares, 7,147,582 and 7,042,042 shares issued and outstanding, respectively | $ 14,295 | 14,084 |
| Additional paid-in capital | 41,022 | 38,078 |
| Retained earnings | 84,712 | 77,524 |
| Unrealized losses on available-for-sale securities, net of income taxes of $293,000 and $352,000, respectively | (472) | (568) |
| Total stockholders' equity | 139,557 | 129,118 |
| Total liabilities and stockholders' equity | $ 139,557 | 129,118 |

*Eliminated in consolidation.

(22) ***Wilson Bank Holding Company - Parent Company Financial Information, Continued***

**WILSON BANK HOLDING COMPANY**
**(Parent Company Only)**

**Statements of Earnings and Comprehensive Earnings**

**Three Years Ended December 31, 2009**

| | *Dollars In Thousands* | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Expenses: | | | |
| Directors' fees | $ 376 | 376 | 376 |
| Other | 60 | 43 | 43 |
| Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiaries | (436) | (419) | (419) |
| Federal income tax benefits | 228 | 216 | 176 |
| | (208) | (203) | (243) |
| Equity in undistributed earnings of commercial bank subsidiary | 11,775* | 11,601* | 11,179* |
| Net earnings | 11,567 | 11,398 | 10,936 |
| Other comprehensive earnings (losses), net of tax: | | | |
| Net unrealized gains (losses) on available-for-sale-securities arising during period, net of taxes of $250,000, $23,000 and $651,000, respectively | 405 | (36) | 1,049 |
| Reclassification adjustments for net gains included in net earnings, net of taxes of $191,000 and $88,000 in 2009 and 2008, respectively | (309) | (143) | - |
| Other comprehensive earnings (losses) | 96 | (179) | 1,049 |
| Comprehensive earnings | $ 11,663 | 11,219 | 11,985 |

*Eliminated in consolidation.

(22) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

## WILSON BANK HOLDING COMPANY
## (Parent Company Only)

### Statements of Changes in Stockholders' Equity

### Three Years Ended December 31, 2009

| | Dollars In Thousands | | | | |
|---|---|---|---|---|---|
| | Common Stock | Additional Paid-In Capital | Retained Earnings | Net Unrealized Gain (Loss) On Available-For-Sale Securities | Total |
| Balance December 31, 2006 | $ 10,244 | 35,624 | 61,738 | (1,438) | 106,168 |
| Cash dividends declared, $.34 per share | - | - | (2,306) | - | (2,306) |
| Issuance of 53,518 shares of stock pursuant to dividend reinvestment plan | 107 | 2,007 | - | - | 2,114 |
| Issuance of 1,724,425 shares of stock pursuant to a 4 for 3 stock split | 3,450 | (3,450) | - | - | - |
| Issuance of 16,107 shares of stock pursuant to exercise of stock options | 32 | 171 | - | - | 203 |
| Share based compensation expense | - | 21 | - | - | 21 |
| Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $651,000 | - | - | - | 1,049 | 1,049 |
| Net earnings for the year | - | - | 10,936 | - | 10,936 |
| Balance December 31, 2007 | 13,833 | 34,373 | 70,368 | (389) | 118,185 |
| Cash dividends declared, $.60 per share | - | - | (4,168) | - | (4,168) |
| Issuance of 108,132 shares of stock pursuant to dividend reinvestment plan | 216 | 3,487 | - | - | 3,703 |
| Cumulative effect of change in accounting principle related to deferred compensation plan net of taxes of $46,000 | - | - | (74) | - | (74) |
| Issuance of 17,520 shares of stock pursuant to exercise of stock options | 35 | 197 | - | - | 232 |
| Share based compensation expense | - | 21 | - | - | 21 |
| Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $111,000 | - | - | - | (179) | (179) |
| Net earnings for the year | - | - | 11,398 | - | 11,398 |
| Balance December 31, 2008 | 14,084 | 38,078 | 77,524 | (568) | 129,118 |
| Cash dividends declared, $.62 per share | - | - | (4,379) | - | (4,379) |
| Issuance of 95,403 shares of stock pursuant to dividend reinvestment plan | 191 | 3,268 | - | - | 3,459 |
| 19,493 common shares repurchased | (39) | (658) | - | | (697) |
| Issuance of 29,630 shares of stock pursuant to exercise of stock options | 59 | 312 | - | - | 371 |
| Share based compensation expense | - | 22 | - | - | 22 |
| Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $59,000 | - | - | - | 96 | 96 |
| Net earnings for the year | - | - | 11,567 | - | 11,567 |
| Balance December 31, 2009 | $ 14,295 | 41,022 | 84,712 | (472) | 139,557 |

(22) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

**WILSON BANK HOLDING COMPANY**
**(Parent Company Only)**

**Statements of Cash Flows**

**Three Years Ended December 31, 2009**

**Increase (Decrease) in Cash and Cash Equivalents**

| | Dollars In Thousands | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Cash flows from operating activities: | | | |
| Cash paid to suppliers and other | $ (414) | (398) | (398) |
| Tax benefits received | 216 | 176 | 147 |
| Net cash used in operating activities | (198) | (222) | (251) |
| Cash flows from investing activities: | | | |
| Dividends received from commercial bank subsidiary | 1,000 | 766 | 325 |
| Net cash provided by investing activities | 1,000 | 766 | 325 |
| Cash flows from financing activities: | | | |
| Dividends paid | (4,379) | (4,168) | (2,306) |
| Proceeds from sale of stock | 3,459 | 3,703 | 2,114 |
| Proceeds from exercise of stock options | 371 | 232 | 203 |
| Common shares repurchased | (697) | - | - |
| Net cash provided by (used in) financing activities | (1,246) | (233) | 11 |
| Net increase (decrease) in cash and cash equivalents | (444) | 311 | 85 |
| Cash and cash equivalents at beginning of year | 554 | 243 | 158 |
| Cash and cash equivalents at end of year | $ 110 | 554 | 243 |

*(22) Wilson Bank Holding Company - Parent Company Financial Information, Continued*

**WILSON BANK HOLDING COMPANY**
**(Parent Company Only)**

**Statements of Cash Flows, Continued**

**Three Years Ended December 31, 2009**

**Increase (Decrease) in Cash and Cash Equivalents**

| | Dollars In Thousands | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Reconciliation of net earnings to net cash used in operating activities: | | | |
| Net earnings | $ 11,567 | 11,398 | 10,936 |
| Adjustments to reconcile net earnings to net cash used in operating activities: | | | |
| Equity in earnings of commercial bank subsidiary | (11,775) | (11,601) | (11,179) |
| Increase in refundable income taxes | (12) | (40) | (29) |
| Share based compensation expense | 22 | 21 | 21 |
| Total adjustments | (11,765) | (11,620) | (11,187) |
| Net cash used in operating activities | $ (198) | (222) | (251) |
| Supplemental Schedule of Non-Cash Activities: | | | |
| Issuance of 1,724,425 shares of common stock pursuant to a 4 for 3 stock split | $ - | - | 3,450 |

## (23) ***Disclosures About Fair Value of Financial Instruments***

*Determination of Fair Value*

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the *Fair Value Measurements and Disclosures* topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value a reasonable point within the range that is most representative of fair value under current market conditions.

*Fair Value Hierarchy*

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

**Level 1**: Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

**Level 2**: Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

**Level 3**: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

*Cash and Short Term Investments*

The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

## (23) Disclosures About Fair Value of Financial Instruments, Continued

*Securities*

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3.

*Loans*

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans for example, commercial real estate and investment property mortgage loans, commercial and industrial loans are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

*Deposits*

The fair values disclosed for demand deposits (for example, interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).

The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

*Securities Sold Under Repurchase Agreements*

The securities sold under repurchase agreements are payable upon demand. For this reason, the carrying amount is a reasonable estimate of fair value.

*Advances from Federal Home Loan Bank*

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

*Accrued Interest*

The carrying amounts of accrued interest approximate fair value.

## (23) Disclosures About Fair Value of Financial Instruments, Continued

### *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

Asset and liabilities measured at fair value on a recurring basis are summarized below:

| | | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|---|
| *(in 000's)* | Carrying Value at December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Securities available-for-sale: | | | | |
| Debt securities | $ 249,647 | 1,005 | 248,642 | - |
| Securities held to maturity | 12,608 | - | 12,608 | - |
| Cash surrender value of life insurance | 1,497 | - | - | 1,497 |
| Total assets at fair value | $ 263,752 | 1,005 | 261,250 | 1,497 |

The Company does not measure any liabilities at fair value on a recurring basis.

The following table below presents, for the year ended December 31, 2009, the changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis.

| | Assets | Liabilities |
|---|---|---|
| Fair value, January 1, 2009 | $ 1,398 | - |
| Total realized gains included in income | 99 | - |
| Purchases, issuances and settlements, net | - | - |
| Transfers in and/or (out) of Level 3 | - | - |
| Fair value December 31, 2009 | $ 1,497 | $ - |
| Total realized gains (losses) included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31, 2009 | $ - | $ - |

### *Assets Measured at Fair Value on a Nonrecurring Basis*

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2009, for which a nonrecurring change in fair value has been recorded:

| | | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|---|
| *(in 000's)* | Carrying Value at December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Observable Inputs (Level 3) |
| Assets: | | | | |
| Impaired loans | $ 40,492 | - | - | 40,492 |
| Other real estate | 3,924 | - | - | 3,924 |
| Repossessed assets | 22 | - | - | 22 |
| | $ 44,438 | - | - | 44,438 |

(23) **Disclosures About Fair Value of Financial Instruments, Continued**

*Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written*

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

| | In Thousands | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and short-term investments | $ 31,512 | 31,512 | 59,243 | 59,243 |
| Securities available-for-sale | 249,647 | 249,647 | 194,167 | 194,167 |
| Securities held-to-maturity | 12,170 | 12,608 | 11,093 | 11,021 |
| Loans, net of unearned interest | 1,115,261 | | 1,089,185 | |
| Less: allowance for loan losses | 16,647 | | 12,138 | |
| Loans, net of allowance | 1,098,614 | 1,100,515 | 1,077,047 | 1,079,607 |
| Loans held for sale | 5,027 | 5,027 | 3,541 | 3,541 |
| Restricted equity securities | 3,012 | 3,012 | 3,100 | 3,100 |
| Accrued interest receivable | 7,563 | 7,563 | 8,357 | 8,357 |
| Cash surrender value of life insurance | 1,497 | 1,497 | 1,398 | 1,398 |
| Financial liabilities: | | | | |
| Deposits | 1,310,706 | 1,316,097 | 1,248,500 | 1,257,120 |
| Securities sold under repurchase agreements | 6,499 | 6,499 | 7,447 | 7,447 |
| Advances from Federal Home Loan Bank | 13 | 13 | 13,811 | 13,997 |
| Accrued interest payable | 4,923 | 4,923 | 5,648 | 5,648 |
| Unrecognized financial instruments: | | | | |
| Commitments to extend credit | - | - | - | - |
| Standby letters of credit | - | - | - | - |

*Limitations*

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, Wilson Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

## (24) ***Quarterly Financial Data (Unaudited)***

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

| | *(In Thousands, except per share data)* | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | | | | 2008 | | | |
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Interest income | $ 18,814 | 20,516 | 20,395 | 20,401 | 20,383 | 21,731 | 22,019 | 22,224 |
| Net interest income | 11,668 | 12,914 | 12,363 | 12,386 | 11,238 | 12,170 | 11,664 | 10,893 |
| Provision for loan losses | 3,303 | 1,164 | 1,297 | 2,064 | 3,366 | 1,212 | 1,224 | 916 |
| Earnings before income taxes | 2,908 | 5,172 | 5,369 | 5,298 | 3,346 | 5,396 | 5,013 | 4,684 |
| Net earnings | 1,907 | 3,162 | 3,273 | 3,225 | 2,172 | 3,289 | 3,063 | 2,874 |
| Basic earnings per common share | .27 | .44 | .46 | .46 | .31 | .47 | .44 | .41 |
| Diluted earnings a per common share | .28 | .44 | .46 | .45 | .30 | .47 | .44 | .41 |

## (25) ***Subsequent Events***

The Company adopted the provisions of FASB ASC 855, "Subsequent Event", during 2009. FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of FASB ASC 855 did not impact the Company's financial statements. Management evaluated all events or transactions that occurred after December 31, 2009, through January 25, 2010, the date of the issuance of these financial statements. During this period the Company did not have any material recognizable subsequent events that required recognition in our disclosures to the financial statements.

# Holding Company & Stock Information

## Wilson Bank Holding Company Directors and Executive Officers

Jimmy Comer, Chairman; Randall Clemons, President & CEO; Charles Bell; Jack Bell; Mackey Bentley; Jerry Franklin; John Freeman; Harold Patton; James Anthony Patton; Elmer Richerson, Executive Vice President; John R. Trice; Bob VanHooser.

## Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 1, 2010 was 3,016. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's stock during the years 2008 and 2009. The information set forth below has been adjusted to reflect a four for three split for shareholders of record as of May 8, 2007.

### Stock Prices

| | | |
|---|---|---|
| 2008 | | |
| First Quarter | $33.75 | $32.00 |
| Second Quarter | $34.25 | $33.75 |
| Third Quarter | $34.75 | $34.25 |
| Fourth Quarter | $35.25 | $34.75 |
| 2009 | | |
| First Quarter | $35.75 | $35.25 |
| Second Quarter | $36.25 | $35.75 |
| Third Quarter | $36.75 | $36.25 |
| Fourth Quarter | $37.25 | $36.75 |

On January 1, 2008, a $.30 per share cash dividend was declared and on July 1, 2008, a $.30 per share cash dividend was declared and paid to shareholders of record on those dates. On January 1, 2009, a $.30 per share cash dividend was declared and on July 1, 2009 a $.32 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, its capital needs, overall financial condition, economic and regulatory consideration.

## Annual Meeting and Information Contacts

The Annual Meeting of Shareholders will be held in the Main Office of
Wilson Bank Holding Company at 7:00 P.M., April 13, 2010
at 623 West Main Street, Lebanon, Tennessee.

For further information concerning Wilson Bank Holding Company or Wilson Bank & Trust, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Lisa Pominski, CFO, Wilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615) 443-6612.

NOTES

# WILSON BANK HOLDING COMPANY FIVE YEAR PERFORMANCE INDEX

The following graph compares the percentage change in the unaudited total return on the Wilson Bank Holding Company's common stock against the cumulative total return of the NASDAQ Index and The Carson Medlin Company's Independent Bank Index between December 31, 2004 and December 31, 2009. The graph assumes the value of the investment in Wilson Bank Holding Company's common stock and each index was $100 at December 31, 2004 and that all dividends were reinvested.


200
150
100
50
2004
2005
2006
2007
2008
2009



| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Wilson Bank Holding Company | 100 | 116 | 133 | 153 | 167 | 179 |
| Independent Bank Index | 100 | 108 | 125 | 91 | 73 | 85 |
| NASDAQ Index | 100 | 102 | 112 | 122 | 59 | 80 |


WILSON
Bank & Trust

WILSON
BANK HOLDING CO.

623 West Main Street • Lebanon, Tennessee 37087
(615) 444-BANK (2265)
www.wilsonbank.com